SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 22, 2019
(Commission File No. 000-30918)

TELE2 AB (PUBL)
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Enclosures:
●	Press Release: Interim Report Second Quarter 2019, dated July 17, 2019
●	Interim Report Second Quarter 2019, dated July 17, 2019
●	Second Quarter 2019 Results Presentation, dated July 17, 2019
●	2019 Q2 Financials to the Market
●	Press Release: Notice To Attend The Extraordinary General Meeting, dated July 17, 2019

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-07-17

PRESS RELEASE

Interim Report Second Quarter 2019

Stockholm – Tele2 AB (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) today announces its consolidated results for the second quarter 2019.

CEO comment by Anders Nilsson
“In the second quarter of 2019 we took additional steps to focus our geographical footprint by closing the sale in Kazakhstan and announcing  the sale  of our Croatian business. We also propose an extraordinary dividend of SEK 6 per share to distribute the proceeds from the transactions in Kazakhstan and the  Netherlands to our  shareholders.  The Com Hem integration is well under way and we realized an additional SEK 100 million of synergies, reaching our full  year run-rate target of SEK 450 million already after six months. In Sweden, we launched a rebranding campaign of the Tele2 brand and continued to see progress on our fixed mobile convergence (FMC) strategy with 93,000 customers now on FMC offers, paving  the  way for future revenue growth as we reduce churn and increase pricing power.”

Highlights
•	Revenue of SEK 6.8 billion, representing organic decline of –2 percent
•	End-user service revenue of SEK 5.1 billion, representing organic decline of –1 percent
•	Organic growth of 3 percent in underlying EBITDA, excluding IFRS 16, to SEK 2.2 billion for the Group
•	Organic growth of 3 percent in underlying EBITDA, excluding IFRS 16, to SEK 1.8 billion in Sweden, driven by synergies from the Com Hem merger
•	Net profit from total operations of SEK 2.1 billion impacted by a SEK 1.6 billion capital gain from the sale in Kazakhstan and a goodwill impairment of SEK –0.5 billion in Estonia
•	Profit after financial items (EBT) was SEK 0.3 billion (0.7 billion)
•	Earnings per share after dilution was SEK 2.98 (0.81)
•	Proposed extraordinary dividend of SEK 6.00 per share to distribute proceeds from asset sales in Kazakhstan and the Netherlands
•	Equity free cash flow more than doubled to SEK 1.1 billion, driven by the Com Hem merger
•	Financial guidance unchanged, capex updated to reflect Croatia now reported as a discontinued operation

Teleconference and webcast
Tele2 will host a teleconference and webcast with  presentation  at  10:00  CEST  (09:00  BST, 04:00 EDT) on Wednesday, July 17, 2019. The presentation will be held in English and will also be available as a webcast at Tele2’s website: www.tele2.com

Dial-in information
To make sure you are connected in time for the teleconference, please dial in a few minutes in advance and register your attendance. Use Confirmation Code 3047523.

Tele2 AB
Skeppsbron 18
P.O Box 2094
SE-103 13 Stockholm, Sweden
Telephone +46 8 5620 0060
Fax: +46 8 5620 0040
www.tele2.com

2019-07-17

Dial-in numbers:
SE: +46 (0) 8 50 69 21  80
UK: +44 (0)  2071 928000
US: +1 631 510 74 95

For more information, please contact:
Joel Ibson, Head of Corporate Communications, Phone: +46 766 26 44 00
Marcus Lindberg, Head of Investor Relations, Phone: +46 73 439 25 40

This information is information that Tele2 AB is obliged to make public pursuant to the EU   Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CEST on July 17, 2019.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE.
We constantly strive to be the truly integrated challenger – providing speed, data and video content, no matter where or when. Ever since Tele2 was founded in 1993, we have continued to challenge prevailing norms and dusty monopolies. Today, our award winning networks enable mobile and fixed connectivity, telephony, data network services, TV, streaming and global IoT solutions for millions of customers. We drive growth through customer satisfaction and smart combined offerings. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2018, Tele2 generated revenue of SEK 30 billion and reported an underlying EBITDA of SEK 9 billion. For latest news and definitions of measures, please see our homepage www.tele2.com

TELE2
Interim Report – Second Quarter

Q2 2019 HIGHLIGHTS
●	Revenue of SEK 6.8 billion, representing organic decline of -2 percent
●	End user service revenue of SEK 5.1 billion, representing organic decline of -1 percent
●	Organic growth of 3 percent in underlying EBITDA excluding IFRS 16 to SEK 2.2 billion for the Group
●	Organic growth of 3 percent in underlying EBITDA excluding IFRS 16 to SEK 1.8 billion in Sweden, driven by synergies from the Com Hem merger
●	Net profit from total operations of SEK 2.1 billion impacted by a SEK 1.6 billion capital gain from the sale in Kazakhstan and a goodwill impairment of SEK -0.5 billion in Estonia
●	Proposed extraordinary dividend of SEK 6.00 per share to distribute proceeds from asset sales in Kazakhstan an the Netherlands SEK 1.1 billion, driven by the Com Hem merger
●	Equity free cash flow more than doubled to
●	Financial guidance unchanged, capex updated to reflect Croatia now reported as a discontinued operation, see page 7

Key Financial Data
SEK million	Apr–Jun 2019 IFRS 16	Apr–Jun 2018 IAS 17	Jan–Jun 2019 IFRS 16	Jan–Jun 2018 IAS 17

Continuing operations
End-user service revenue	5,079	3,356	10,106	6,658
Revenue	6,794	5,113	13,537	10,107
Underlying EBITDA	2,502	1,460	5,048	2,894
EBITDA	2,231	1,332	4,515	2,680
Operating profit	431	835	1,478	1,709
Profit after financial items	311	725	1,257	1,516

Total operations
Net profit/loss	2,130	443	3,154	793
Earnings per share after dilution (SEK)	2.98	0.81	4.38	1.49

Key financial data including Com Hem proforma
SEK million	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %

Continuing operations
End-user service revenue	5,079	5,101	–1%	10,106	10,121	–1%
– Mobile end-user service revenue	2,766	2,707	1%	5,474	5,338	2%
– Fixed end-user service revenue	1,858	1,946	–5%	3,738	3,890	–4%
Revenue	6,794	6,928	–2%	13,537	13,706	–2%
Underlying EBITDA excluding IFRS 16	2,227	2,150	3%	4,482	4,264	4%
Capex excluding spectrum and leases	549	638		1,177	1,238
OCF excluding spectrum paid, rolling 12 months1)				6,362	6,227

Total operations
Economic net debt to underlying EBITDAaL				2.4x

1) Operating cash flow, see Non-IFRS measures page 31.

Continuing operations
Figures presented in this report refer to Q2 2019 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2018. Tele2 Croatia is reported as a discontinued operation for all periods. Discontinued operations also include the former operations in the Netherlands and Kazakhstan. See Note 11.

Non-IFRS measures
This report contains certain non-IFRS measures which are defined and reconciliated to the closest reconcilable line items in the section Non-IFRS measures on page 31. Note that organic growth rates, as further defined in the Non-IFRS section, includes Com Hem pro forma for all periods. For further definitions of industry terms and acronyms, please refer to the Investor section at www.Tele2.com.

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TELE2
Interim Report – Second Quarter

CEO WORD – Q2 2019

In the second quarter of 2019 we took additional steps to focus our geographical footprint by closing the sale in Kazakhstan and announcing the sale of our Croatian business. We also propose an extraordinary dividend of SEK 6 per share to distribute the proceeds from the transactions in Kazakhstan and the Netherlands to our shareholders. The Com Hem integration is well under way and we realized an additional SEK 100 million of synergies, reaching our full year run-rate target of SEK 450 million already after six months. In Sweden, we launched a rebranding campaign of the Tele2 brand and continued to see progress on our fixed mobile convergence (FMC) strategy with 93,000 customers now on FMC-offers, paving the way for future revenue growth as we reduce churn and increase pricing power.

Q2 2019 summary
Group organic end-user service revenue (EUSR) declined by 1 percent with the Baltics growing 6 percent while Sweden declined by 2 percent. In Sweden there was pressure on EUSR within both the consumer and business segments. In the consumer segment we saw a 1 percent growth in mobile EUSR while fixed EUSR declined by 3 percent because of lower fixed-line price increases compared to last year and volume decline in legacy services. The business segment had a strong mobile RGU intake in the quarter but pressure on ASPU resulted in continued EUSR decline. Group underlying EBITDA excluding IFRS 16 grew by 3 percent organically, with the Baltics growing by 10 percent and Sweden by 3 percent driven by synergies which were partially offset by reinvestment into the business and pressure on EUSR.

Future growth through a combination of volume and price via FMC
In the Sweden Consumer segment, we see two ways to create revenue growth going forward – through volume growth and price adjustments. During the first half of 2019, our efforts have been aimed at the first part of this equation, and we have made good progress so far. We saw strong volumes in the quarter with net adds for core services (mobile postpaid, fixed broadband and digital TV via cable & fiber) of 34,000 RGUs as a result of successful rebranding of the Tele2 brand, attractive introductory pricing on broadband and reduced churn due to lower price increases and increased FMC penetration, as well as a widened pricing gap between Tele2 and competitors. While volume growth is positive as we gain a larger customer base providing recurring revenue, we see pressure on ASPU, resulting in a slowdown in EUSR growth to 2 percent in our core services. Combined with decline in EUSR from legacy services, this resulted in negative EUSR growth in the segment this quarter.
The key here is to find a balance between volume and price, and our FMC-strategy is a way to do both. We already see signs of reduced churn for FMC-customers, helping us grow volumes, and we also see strong pricing power among this customer base as customer satisfaction is significantly higher than for non-FMC customers. Over the mid-term, FMC will be key to create revenue growth through reduced churn, and in the near-term we expect it to support price adjustments which we plan already this year.

Continued delivery on cost synergies
The transformation of Tele2 and the integration with Com Hem made great progress this quarter and we realized an additional SEK 100 million of cost synergies, reaching our full year annual run-rate target of SEK 450 million already after six months. We now aim to reach an annual run-rate of SEK 600 million by the end of 2019.
The cost synergies were mainly related to headcount reductions across the Swedish organization as well as changes to the organizational structure to improve collaboration across the network, IT and commercial departments. We incurred SEK 227 million of integration costs this quarter and have so far incurred SEK 592 million of the expected SEK 1 billion of restructuring costs.
While we realized SEK 100 million of cost synergies in the quarter, the net effect in underlying EBITDA was partly offset by revenue decline as well as investments into the business which will help us return to revenue growth over time, such as the rebranding of Tele2 and product development connected to our FMC offerings. We expect to return to revenue growth as we ramp up revenue synergies next year and execute on price adjustments later this year. Meanwhile we see an opportunity for further cost reduction by turning Tele2 into a truly integrated operator. We are currently planning this second phase of cost reductions and aim to communicate scope and timing later this year.

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TELE2
Interim Report – Second Quarter

Taking steps to optimize our network strategy
As a part of our ongoing effort to ensure that we have the most reliable and cost-efficient networks in the countries where we operate, we announced two new initiatives in the quarter. We signed an agreement with the operator Bite to create a network sharing JV in Latvia and Lithuania. Given the success of our network JVs in Sweden, we are confident that this will help us improve network capacity and coverage for our customers, while reducing cost and capex and strengthen our mobile centric convergence strategy.
In Sweden we have initiated an audit of our mobile and IP core networks to ensure that we have a reliable network, prevent future outages and find potential improvements in our processes. We see this audit as a prudent step to secure delivery of high-quality services to our customers and we do not expect that this will result in need for additional investments above the levels we guide for.

Looking forward
With the steps taken to optimize our geographical footprint, we can now focus on our core Baltic Sea region where we see a future of sustainable revenue growth and cash flow generation. We will continue to deliver cost synergies in Sweden during the second half of the year, while ramping up our initiatives to return to revenue growth. We expect initiatives taken this quarter, such as the rebranding campaign and introduction of FMC offers to the Boxer customer base, to help us return to revenue growth next year and support price adjustments in the near term. We will continue working towards the announced cost reduction target and take concrete steps towards our vision of Tele2 becoming a truly integrated operator, running an agile operation that can serve our customers even better while operating the business more efficiently.

Anders Nilsson
President and Group CEO

4 (40)

TELE2
Interim Report – Second Quarter

Financial overview

Analysis of income statement
Continuing operations SEK million	Apr–Jun 2019 IFRS 16	Apr–Jun 2018 IAS 17	Jan–Jun 2019 IFRS 16	Jan–Jun 2018 IAS 17

End-user service revenue	5,079	3,356	10,106	6,658
Revenue	6,794	5,113	13,537	10,107
Underlying EBITDA	2,502	1,460	5,048	2,894
Items affecting comparability	–271	–129	–532	–214
EBITDA	2,231	1,332	4,515	2,680
Depreciation/amortization	–1,276	–496	–2,522	–984
– of which amortization of surplus from acquisitions	–298	–39	–596	–75
Impairment	–452	–	–452	–
Result from shares in joint ventures and associated companies	–73	–0	–63	13
Operating profit	431	835	1,478	1,709
Net interest and other financial items	–120	–111	–221	–193
Income tax	–204	–166	–426	–362
Net profit	107	559	831	1,154

Reconciliation of leasing effects

Underlying EBITDA	2,502	1,460	5,048	2,894
Reverse IFRS 16 effect	–276	–	–566	–
Underlying EBITDA excluding IFRS 161)	2,227	1,460	4,482	2,894

Underlying EBITDA	2,502	1,460	5,048	2,894
Lease depreciation	–296	–	–570	–
Lease interest costs	–20	–	–39	–
Underlying EBITDAaL	2,187	1,460	4,438	2,894

1) Underlying EBITDA excluding IFRS 16, see Non-IFRS measures page 31.

Revenue increased by 33 percent due to the merger with Com Hem. Organic revenue declined by 2 percent, mainly driven by decline in end-user service revenue and equipment revenue in Sweden. Mobile end-user service revenue contributed positively with growth of 1 percent, while fixed end-user service revenue declined organically by 5 percent.
Underlying EBITDA grew by 71 percent mainly as a result of the merger with Com Hem and the implementation of IFRS 16 which removes the cost of operating leases from underlying EBITDA, starting January 1, 2019. To facilitate comparability during 2019, Tele2 reports underlying EBITDA excluding IFRS 16. Organic growth in underlying EBITDA excluding IFRS 16 was 3 percent.

Following the implementation of IFRS 16, Tele2 uses underlying EBITDAaL (EBITDA after Leases) as a complementary measure of profitability going forward since it reflects the cost of operating leases. It will also be used as denominator when measuring financial leverage.
Items affecting comparability amounted to SEK –271 (–129) million, mainly as a result of the merger with Com Hem, Note 3.
Depreciation/amortization increased both as a result of the inclusion of Com Hem and the implementation of IFRS 16, with SEK 296 million of depreciation of right-of-use assets (leased assets) in the quarter.
Operating profit declined to SEK 431 (835) million, mainly due to a good-will impairment of SEK –452 million which was recognized in Estonia. Please refer to Note 3 for more details. Further, operating profit was impacted negatively by amortization of surplus values from Tele2’s 25 percent share in T-Mobile Netherlands.

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TELE2
Interim Report – Second Quarter

Analysis of cash flow statement
Total operations SEK million	Apr–Jun 2019 IFRS 16	Apr–Jun 2018 IAS 17	Jan–Jun 2019 IFRS 16	Jan–Jun 2018 IAS 17

Underlying EBITDA, continuing operations	2,502	1,460	5,048	2,894
Items affecting comparability, continuing operations	–271	–129	–532	–214
EBITDA, continuing operations	2,231	1,332	4,515	2,680
EBITDA, discontinued operations	2,134	361	2,681	599
Amortization of lease liabilities	–297	–0	–679	–1
Capex paid	–720	–675	–2,391	–1,515
Changes in working capital	–84	–115	32	–582
Net financial items paid	–178	–117	–309	–205
Taxes paid	–411	–280	–703	–425
Other cash items	–1,580	6	–1,614	27
Equity free cash flow	1,095	510	1,533	578
Equity free cash flow, continuing operations	995	409	1,326	850
Equity free cash flow, continuing operations, rolling 12 months			2,474	2,401

EBITDA from total operations amounted to SEK 4,365 million, including a SEK 141 million contribution from the discontinued operation in Croatia, SEK 395 million from the discontinued operation in Kazakhstan and SEK 1,608 million of capital gains from the sale of the Kazakhstan operation. For more details please refer to Note 11.

Capex paid increased to SEK –720 (–675) million, driven by the inclusion of Com Hem.

Amortization of lease liabilities is reported since January 1, 2019, following the implementation of IFRS 16 and reflects the payment for leased assets which is no longer reflected within EBITDA.

Other cash items amounted to SEK –1,580 (6) million due a reversal of the capital gains in Kazakhstan. The cash proceeds from the sale are reflected in the cash flow from investing activities in the cash flow statement.

Equity free cash flow (EFCF) was higher than in the corresponding period last year, mainly as a result of the merger with Com Hem.

Analysis of financial position
Total operations SEK million	Jun 30 2019 IFRS 16	Dec 31 2018 IAS 17

Bonds	20,440	20,580
Commercial papers	800	4,491
Financial institutions and other liabilities	4,709	3,220
Cash and cash equivalents	–3,713	–404
Other adjustments	–185	–37
Economic net debt	22,051	27,849

Lease liabilities	6,041	17
Liabilities related to Kazakhstan	–	1,016
Net debt	28,093	28,881

Economic net debt to Underlying EBITDAaL	2.4x	2.8x

Unutilized overdraft facilities and credit lines	9,323	9,116

Economic net debt amounted to SEK 22,051 (27,849) million, affected by proceeds from the sale of assets in the Netherlands and Kazakhstan and the repayment of the shareholder loan in Kazakhstan.

Economic net debt/underlying EBITDAaL (financial leverage) of 2.4x (2.8x) was temporarily below our target range of 2.5x–3.0x. We expect financial leverage to return to the target range once the proposed extraordinary dividend of 6.00 SEK per share (approximately SEK 4.1 billion) is paid out to shareholders.

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TELE2
Interim Report – Second Quarter

Financial guidance

Financial guidance unchanged, capex updated to reflect Croatia reported as a discontinued operation
Tele2 AB gives the following guidance for continuing operations in constant currencies and including Com Hem pro forma

Mid-term ambition
●	Low-single digit growth of end-user service revenue (unchanged)
●	Mid-single digit growth of underlying EBITDAaL (unchanged)
●	Capex excluding spectrum and leasing assets of SEK 2.8–3.3 billion (SEK 3.0–3.5 billion previously) during roll-out of 5G and Remote-PHY

Full-year 2019
●	End-user service revenue is expected to be approximately unchanged compared with 2018 as revenue growth-enhancing initiatives are being rolled out and are estimated to have impact in the following years (unchanged)
●	Mid-single digit growth of underlying EBITDA excluding IFRS 16 (unchanged)
●	Capex excluding spectrum and leasing assets of between SEK 2.6–2.9 billion (SEK 2.9–3.2 billion previously)

Dividend
The Annual General Meeting on May 6, 2019 approved an ordinary dividend of SEK 4.40 per ordinary A and B share, to be paid out in two equal tranches. The first tranche of SEK 2.20 was paid out to shareholders on May 13, 2019 and the second tranche will be paid out on October 7, 2019.
In addition, the Board has proposed an extraordinary dividend of SEK 6.00 per ordinary A and B share connected to the proceeds from the sales in Kazakhstan and the Netherlands. Shareholders have been invited to an Extraordinary General Meeting (EGM) on August 22, 2019 to vote on the extraordinary dividend. If the EGM decides in accordance with the proposal by the Board of Directors, the extraordinary dividend is expected to be distributed to shareholders on August 29, 2019. The first day of trading in the shares excluding the right to receive dividend is expected to be August 22 and the record date August 26.

Financial policy
The financial policy has been updated to reflect the implementation of the IFRS 16 accounting standard from January 1, 2019. The changes are currently not expected to have any implications for the level of borrowings or shareholder remuneration of the Group.
●	Tele2 will seek to operate within a range for economic net debt to underlying EBITDAaL of between 2.5–3.0x, and to maintain investment grade credit metrics
●	Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
-	An ordinary dividend of at least 80 percent of equity free cash flow; and
-	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of underlying EBITDAaL growth

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TELE2
Interim Report – Second Quarter

Overview by segment

Sweden

The integration with Com Hem, which is the main focus of the Swedish business, progressed faster than planned and cost synergies had an impact of approximately SEK 100 million in the quarter. The net effect in underlying EBITDA was partly offset by revenue decline as well as investments into the business. The annualized run-rate of the cost synergies reached SEK 450 million at the end of Q2 and the target has been increased to a run-rate of SEK 600 million by the end of 2019 (up from SEK 450 million). Integration costs of SEK 227 million for the Com Hem merger were incurred in the quarter, for a total of SEK 592 million since the integration program started.

Proforma review including Com Hem
The following proforma review of the Swedish business describes the business as if Com Hem had been part of the Tele2 Group throughout all reviewed periods.
Revenue and total end-user service revenue decreased by 2 percent as legacy fixed services in both the consumer and business segments continued to decline, while mobile end-user service revenue growth was positive. Underlying EBITDA excluding IFRS 16 grew by 3 percent, driven by cost synergies from the integration and restructuring, partly offset by the decline in end-user service revenue and investment into FMC-capabilities.

Financials SEK million	Apr–Jun 2019	Apr–Jun 2018 Proforma	Organic %	Jan–Jun 2019	Jan–Jun 2018 proforma	Organic %

Revenue	5,457	5,587	–2%	10,928	11,145	–2%
– Sweden Consumer	3,859	3,944	–2%	7,658	7,800	–2%
– Sweden Business	1,598	1,643	–3%	3,270	3,345	–2%

Underlying EBITDA	2,022	1,731		4,129	3,494

Underlying EBITDA excluding IFRS 16	1,782	1,731	3%	3,630	3,494	4%
– Sweden Consumer	1,447	1,408	3%	2,917	2,797	4%
– Sweden Business	335	323	4%	713	697	2%

Underlying EBITDA margin excluding IFRS 16	33%	31%		33%	31%

Capex
Network	237	172		439	353
IT	160	118		337	230
Customer equipment	16	106		142	227
Other	44	16		85	32
Capex excluding spectrum and leases	458	413		1,003	842

Spectrum	–	–		–	–
Right-of-use-assets (leases)	398	–		638	–
Capex	857	413		1,641	842

Capex excluding spectrum and leases / revenue	8%	7%		9%	8%

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TELE2
Interim Report – Second Quarter

Sweden Consumer
The consumer market was stable overall with some positive pricing movements in the premium end of the market. A rebranding campaign was launched for the Tele2 brand with the aim of lifting it to a more premium position, and the Boxer brand was included in the FMC benefit scheme for the first time. Out of the addressable FMC-base of approximately 300,000 customers who have both mobile and fixed services from the Tele2 Group, 93,000 customers are now on FMC-bundles.
The Mobile Postpaid RGU stock saw strong growth with net adds of 31,000 RGUs driven by both the Tele2 and Comviq brands due to a successful rebranding campaign of the Tele2 brand and lower churn. Mobile end-user service revenue returned to growth this quarter as prepaid end-user service revenue decline abated on improvements in both volume and ASPU, and growth in postpaid end-user service revenue continued, mainly driven by higher net adds.
The Fixed Broadband RGU stock grew steadily with 13,000 net adds while revenue growth slowed down to 5%, mainly due to smaller price increases compared to last year along with temporary campaigns focusing on introductory discounts which put pressure on ASPU in the quarter.
The Com Hem TV RGU base grew by 2,000, an improvement compared to Q2 2018 due to lower churn following smaller price increases. The DTT RGU base contracted by –9,000, mainly because of customers churning in areas that get connected to fiber. TV end-user service revenue decreased by 6 percent, driven mainly by the decline in the Boxer RGU stock, somewhat offset by successful price adjustments in the DTT RGU base.
Underlying EBITDA excluding IFRS 16 increased by 3 percent, driven by synergies from the integration with Com Hem.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018 proforma		Jun 30 2019	Jun 30 2018 Proforma	Organic %

RGUs	Net Intake			RGU base
Mobile	31	–8		2,958	2,968	0%
– Postpaid	19	–1		1,841	1,794	3%
– Prepaid	12	–7		1,117	1,173	–5%
Fixed	–10	–13		2,191	2,243	–2%
– Fixed broadband	13	11		852	801	6%
– Digital TV	–7	–12		1,041	1,074	–3%
– Cable & Fiber	2	1		663	654	1%
– DTT	–9	–13		378	420	–10%
– Fixed telephony & DSL	–15	–13		298	368	–19%
Addressable fixed footprint	71	78		3,249	2,948	10%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018 proforma	Organic %	Jun 30 2019	Jun 30 2018 Proforma	Organic %

ASPU (SEK)
Mobile	168	164	2%	166	162	2%
– Postpaid	217	217	0%	216	215	0%
– Prepaid	87	84	4%	84	83	2%
Fixed	233	233	0%	232	231	1%
– Fixed broadband	247	249	–1%	247	246	0%
– Digital TV	258	264	–2%	257	263	–2%
– Cable & Fiber	234	244	–4%	235	242	–3%
– DTT	300	295	2%	294	294	0%
– Fixed telephony & DSL	107	110	–2%	109	109	0%

Financials (SEK million)
Mobile	1,481	1,463	1%	2,938	2,914	1%
– Postpaid	1,190	1,168	2%	2,369	2,320	2%
– Prepaid	290	295	–1%	569	594	–4%
Fixed	1,533	1,575	–3%	3,063	3,130	–2%
– Fixed broadband	627	595	5%	1,244	1,166	7%
– Digital TV	808	856	–6%	1,615	1,713	–6%
– Cable & Fiber	464	479	–3%	930	952	–2%
– DTT	344	377	–9%	685	761	–10%
– Fixed telephony & DSL	98	124	–20%	204	252	–19%
Landlord & Other	178	184	–3%	354	368	–4%
End-user service revenue	3,191	3,221	–1%	6,355	6,412	–1%

Operator revenue	220	203		410	390
Equipment revenue	448	520		893	998
Revenue	3,859	3,944	–2%	7,658	7,800	–2%

Underlying EBITDA	1,603	1,408		3,245	2,797
Underlying EBITDA excluding IFRS 16	1,447	1,408	3%	2,917	2,797	4%
Underlying EBITDA margin excluding IFRS 16	38%	36%		38%	36%

9 (40)

TELE2
Interim Report – Second Quarter

Sweden Business
The business is undergoing a period of restructuring to focus on higher-margin, network-based ICT services, regain revenue growth and make structural cost savings.
There was intense competition in the public sector segment as operators focus on defending existing contracts and the number of appeals in public tenders have increased, causing delays in implementation. The SME segment continues to be competitive with fighter brands offering consumer-like pricing to SOHO customers.
Tele2 continued its positive trend in RGU growth, driven by the Large Enterprise segment.
New contracts were signed with both municipalities and large enterprises including Stena Fastigheter, the Municipality of Gotland, the Swedish Transport Agency and Ovako.
Total end-user service revenue declined by 4 percent driven by price erosion on the mobile and fixed data market and declining demand for legacy fixed voice services, partly offset by growth in Network as a Service and Cloud PBX solutions.
Underlying EBITDA excluding IFRS 16 increased by 4 percent as cost reductions mitigated declines in end-user service revenue.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018 proforma		Jun 30 2019	Jun 30 2018 proforma	Organic %

RGUs	Net Intake			RGU base
Mobile
– Postpaid	17	12		913	867	5%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018 proforma	Organic %	Jun 30 2019	Jun 30 2018 proforma	Organic %
ASPU (SEK)
Mobile
– Postpaid	168	184	–9%	171	186	–8%

Financials (SEK million)
Mobile	456	475	–4%	931	947	–2%
Fixed	276	309	–11%	571	633	–10%
Solutions	276	264	5%	540	525	3%
End-user service revenue	1,008	1,047	–4%	2,042	2,106	–3%

Operator revenue, excluding Wholesale	35	35		59	66
Equipment revenue	375	421		821	888
Wholesale	170	139		338	284
Internal sales	10	1		10	2
Revenue	1,598	1,643	–3%	3,270	3,345	–2%

Underlying EBITDA	419	323		884	697

Underlying EBITDA excluding IFRS 16	335	323	4%	713	697	2%
– of which Wholesale	77	37		150	104

Underlying EBITDA margin excluding IFRS 16	21%	20%		22%	21%

10 (40)

TELE2
Interim Report – Second Quarter

Baltics

Lithuania
During the quarter, Tele2 migrated postpaid customers from legacy minute-based plans to higher ASPU price plans. This resulted in lower net intake of 18,000 RGUs compared to 25,000 last year while ASPU grew by 4 percent in local currency.

End-user service revenue grew by 7 percent in local currency, mainly driven by increased postpaid consumer ASPU.
Underlying EBITDA excluding IFRS 16 grew by 16 percent in local currency driven by higher revenue, with the margin reaching 38 (34) percent.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018		Jun 30 2019	Jun 30 2018	Organic %

RGUs	Net intake			RGU base
Mobile	18	25		1,875	1,833	2%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %
ASPU (EUR)
Mobile	6.2	5.9	4%	6.1	5.8	6%

Financials (SEK million)
End-user service revenue	368	335	7%	719	637	9%
Operator revenue	63	63		123	119
Equipment revenue	206	198		399	368
Internal sales	11	7		20	13
Revenue	648	603	4%	1,261	1,136	7%

Underlying EBITDA	259	204		504	382

Underlying EBITDA excluding IFRS 16	244	204	16%	475	382	20%

Underlying EBITDA margin excluding IFRS 16	38%	34%		38%	34%

Capex	38	38		67	60

Capex excluding spectrum and leases	30	38		57	60

Capex excluding spectrum and leases / revenue	5%	6%		4%	5%

11 (40)

TELE2
Interim Report – Second Quarter

Latvia
During the quarter, Tele2 Latvia introduced new price plans focusing on larger mobile data allowances in order to monetize increasing demand for data. We launched a new marketing campaign focusing on socially responsible use of smart devices and was awarded the gold category in Latvia Enterprise Sustainability Index.
Volume growth accelerated in the quarter with net adds of 16,000 RGUs despite prepaid decline.

End-user service revenue grew by 10 percent in local currency, driven by both volume and ASPU growth.
Underlying EBITDA excluding IFRS 16 grew by 6 percent in local currency, driven by higher revenue, with the margin reaching 38 (37) percent.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018		Jun 30 2019	Jun 30 2018	Organic %

RGUs	Net intake			RGU base
Mobile	16	0		961	942	2%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %
ASPU (EUR)
Mobile	7.2	6.6	9%	6.9	6.5	7%

Financials (SEK million)
End-user service revenue	219	194	10%	418	373	8%
Operator revenue	47	51		95	98
Equipment revenue	75	75		147	141
Internal sales	5	5		9	9
Revenue	347	325	4%	669	621	4%

Underlying EBITDA	141	121		266	224

Underlying EBITDA excluding IFRS 16	132	121	6%	248	224	7%

Underlying EBITDA margin excluding IFRS 16	38%	37%		37%	36%

Capex	60	21		161	44

Capex excluding spectrum and leases	38	21		69	44

Capex excluding spectrum and leases / revenue	11%	6%		10%	7%

12 (40)

TELE2
Interim Report – Second Quarter

Estonia
Tele2 Estonia focused Q2 marketing on end-of-school offers and handset campaigns in the consumer market and launched a new SME B2B bundled offer which was well received.
Net adds turned positive in the quarter with 8,000 new RGUs which is the highest quarterly growth since 2012. Volumes were driven by both the business segment and the consumer segment with improvement in both postpaid and prepaid.
While ASPU grew by 3 percent, end-user service revenue decreased by 2 percent in local currency due the decline of the RGU base over the past twelve months.

Underlying EBITDA excluding IFRS 16 decreased by 9 percent, and the margin contracted to 19 (20) percent due to the decline in end-user service revenue.
In Q2 2019, a goodwill impairment of SEK –452 million was recognized in Estonia. Please refer to Note 3 for more details.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018		Jun 30 2019	Jun 30 2018	Organic %

RGUs	Net intake			RGU base
Mobile	8	–0		439	459	–4%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %
ASPU (EUR)
Mobile	8.0	7.7	3%	7.8	7.6	2%

Financials (SEK million)
End-user service revenue	116	115	–2%	226	223	–2%
Operator revenue	34	36		65	66
Equipment revenue	42	43		82	93
Internal sales	2	2		3	3
Revenue	194	196	–4%	376	385	–6%

Underlying EBITDA	47	40		94	76

Underlying EBITDA excluding IFRS 16	37	40	–9%	75	76	–4%

Underlying EBITDA margin excluding IFRS 16	19%	20%		20%	20%

Capex	28	23		57	41

Capex excluding spectrum and leases	18	23		38	41

Capex excluding spectrum and leases / revenue	9%	12%		10%	11%

13 (40)

TELE2
Interim Report – Second Quarter

Other markets

Germany
The RGU base continued to decline with net adds of –18,000 in the quarter. The closing RGU base amounted to 277,000 (338,000) and end-user service revenue declined by 18 percent as a result.

The underlying EBITDA margin excluding IFRS 16 contracted to 46 (49) percent as margins in Q2 2018 were affected by release of bad debt accruals.

Financials SEK million	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %

End-user service revenue	116	137	–18%	237	275	–17%
Operator revenue	0	0		0	0
Equipment revenue	0	1		1	1
Revenue	116	138	–18%	238	277	–17%

Underlying EBITDA	54	67		110	126

Underlying EBITDA excluding IFRS 16	53	67	–22%	110	126	–16%

Underlying EBITDA margin excluding IFRS 16	46%	49%		46%	46%

Discontinued operations

Croatia
During the quarter, Tele2 Croatia marketing focused on unlimited smart-phone offers with attractive hardware bundles and unlimited mobile broadband. We continued the efforts to strengthen the retail channel and insourced another four stores ending the quarter with a total of 22 Tele2- managed stores.
End-user service revenue grew by 11 percent in local currency, driven by growth in both volume and ASPU.

Underlying EBITDA excluding IFRS 16 increased by 71 percent in local currency as a result of higher end-user service revenue and lower spectrum fees.
On May 31, 2019, Tele2 entered into an agreement to sell Tele2 Croatia to United Group for an enterprise value of EUR 220 million. Please refer to Note 11 for more details.

Operating data thousands	Apr–Jun 2019	Apr–Jun 2018		Jun 30 2019	Jun 30 2018	Organic %

RGUs	Net intake			RGU base
Mobile	54	40		948	885	7%

KPIs and financials	Apr–Jun 2019	Apr–Jun 2018	Organic %	Jan–Jun 2019	Jan–Jun 2018	Organic %

ASPU (HRK)
Mobile	78	75	4%	76	72	5%
Financials (SEK million)
End-user service revenue	309	272	11%	595	531	12%
Operator revenue	69	61		119	104
Equipment revenue	137	115		275	243
Internal sales	4	2		5	4
Revenue	519	450	13%	994	883	9%

Underlying EBITDA	141	63		254	91

Underlying EBITDA excluding IFRS 16	111	63	71%	196	91	106%

Underlying EBITDA margin excluding IFRS 16	21%	14%		20%	10%

Capex	80	36		162	46

Capex excluding spectrum and leases	37	36		51	46

Capex excluding spectrum and leases / revenue	7%	8%		5%	5%

14 (40)

TELE2
Interim Report – Second Quarter

Proforma Group Summary

Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018 proforma	Jan–Jun 2019	Jan–Jun 2018 proforma

REVENUE
Sweden Consumer	3,859	3,944	7,658	7,800
Sweden Business	1,598	1,643	3,270	3,345
Lithuania	648	603	1,261	1,136
Latvia	347	325	669	621
Estonia	194	196	376	385
Germany	116	138	238	277
IoT	60	51	108	94
Other	–	42	–	73
Internal sales, elimination	–27	–15	–43	–26
Total	6,794	6,928	13,537	13,706

UNDERLYING EBITDA
Sweden Consumer	1,603	1,408	3,245	2,797
Sweden Business	419	323	884	697
Lithuania	259	204	504	382
Latvia	141	121	266	224
Estonia	47	40	94	76
Germany	54	67	110	126
IoT	10	–31	4	–49
Other	–31	17	–58	11
Total	2,502	2,150	5,048	4,264

UNDERLYING EBITDA EXCLUDING IFRS 16
Sweden Consumer	1,447	1,408	2,917	2,797
Sweden Business	335	323	713	697
Lithuania	244	204	475	382
Latvia	132	121	248	224
Estonia	37	40	75	76
Germany	53	67	110	126
IoT	10	–31	4	–49
Other	–32	17	–60	11
Total	2,227	2,150	4,482	4,264

CAPEX
Sweden	857	413	1,641	842
Lithuania	38	38	67	60
Latvia	60	21	161	44
Estonia	28	23	57	41
Germany	0	–	0	–
IoT	4	8	10	14
Other	0	136	0	237
Total	987	637	1,934	1,236

of which:
Network	283	270	541	529
IT	184	237	378	437
Customer equipment	18	106	143	228
Other	65	25	115	44
Capex excluding spectrum and leases	549	637	1,175	1,236

Spectrum	1	–	67	–
Rights-of-use assets (leases)	437	–	692	–
Total	987	637	1,934	1,236

15 (40)

TELE2
Interim Report – Second Quarter

Other items

Risks and uncertainty factors
Tele2’s operations are affected by a number of external factors. The risk factors considered to be most significant to Tele2’s future development are spectrum auctions, regulation, market competitiveness and changing technology, strategy implementation and integration, network and IT infrastructure and quality, data protection and cyber security, external relationships, suppliers and Joint Ventures, customer churn, recruitment of skilled personnel, geopolitical conditions and financial risks such as currency risk, interest risk, liquidity risk, credit risk, risks related to tax matters and impairment of assets. Additionally, there is a risk that Tele2 may not be able to obtain sufficient funding for its operations. Please refer to Tele2’s annual report for 2018 (Administration report and Note 2) for a detailed description of Tele2’s risk exposure and risk management.

Closing of the sale of the operations in Kazakhstan
On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the jointly owned company in Kazakhstan between Tele2 and Kazakhtelecom. The divestment of Tele2 Kazakhstan was closed on June 28, 2019. The Kazakhstan operation was sold for approximately SEK 2.5 billion (USD 267 million) and the net proceeds to Tele2 after deducting cash and the existing earn-out liability to Asianet, which was paid in July, 2019, was approximately SEK 1.4 billion. Please refer to Note 11 for more details.

Extraordinary General Meeting
Extraordinary General Meeting on Thursday 22 August 2019 at 1.00 p.m. CEST at Tele2’s premises on Torshamnsgatan 17 in Kista, Stockholm. Shareholders who wish to attend the Extraordinary General Meeting shall be entered in the share register maintained by Euroclear Sweden on Friday 16 August 2019, and give notice of their intention to attend no later than Friday 16 August 2019. Notice to attend is to be made on the company’s website at www.tele2.com, under the heading “Extraordinary General Meeting 2019”, found under the section “Governance”, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “EGM Tele2”, P.O. Box 610, SE–182 16 Danderyd, Sweden.

Other
Tele2 will release its financial and operating results for the period ending September 30, 2019 on October 17, 2019.

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TELE2
Interim Report – Second Quarter

Board’s assurance

The Board of Directors and CEO declare that the interim report provides a fair overview of the parent company’s and Group’s operations, their financial position and performance, and describes material risks and uncertainties facing the parent company and other companies in the Group.

Stockholm, July 17, 2019 Tele2 AB

Carla Smits-Nusteling Chairman

Andrew Barron Deputy Chairman	Anders Björkman	Cynthia Gordon

Eva Lindqvist	Georgi Ganev	Lars-Åke Norling

Anders Nilsson President and CEO

Auditors’ review report

Introduction
We have reviewed the interim report for Tele2 AB (publ) for the period January 1 – June 30, 2019. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a different focus and is substantially less in scope than an audit conducted in accordance with ISA and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, prepared for the Group in accordance with IAS 34 and the Annual Accounts Act, and for the Parent Company in accordance with the Annual Accounts Act.

Stockholm, July 17, 2019

Deloitte AB

Pontus Pålsson
Authorized Public Accountant

17 (40)

TELE2
Interim Report – Second Quarter

Q2 2019 PRESENTATION

Tele2 will host a presentation, with the possibility to join through a conference call, for the global financial community at 10:00 am CET (09:00 am GMT/04:00 am EST) on Wednesday, July 17, 2019.

The presentation will be held in English and also made available as a webcast on Tele2’s website: www.tele2.com.

Dial-in information:

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance.

Dial-in numbers:

SE: +46 (0) 8 50 69 21 80 UK: +44 (0) 2071 928000 US: +1 631 510 74 95

Contacts

Marcus Lindberg
Head of Investor Relations
Telephone: +46 (0)73 439 25 40

Tele2 AB
Company registration nr: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE–103 13 Stockholm
Sweden
Tel + 46 (0) 8 5620 0060
www.tele2.com

Visit our website: www.tele2.com

Appendices

Condensed consolidated income statement
Condensed consolidated comprehensive income
Condensed consolidated balance sheet
Condensed consolidated cash flow statement
Condensed consolidated statement of changes in equity
Condensed parent company
Notes
Non-IFRS measures

18 (40)

TELE2
Interim Report – Second Quarter

Condensed consolidated
income statement

SEK million	Note	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Revenue	2	6,794	5,113	13,537	10,107
Cost of services provided and equipment sold	3	–4,411	–2,860	–8,374	–5,640
Gross profit		2,383	2,253	5,163	4,467

Selling expenses	3	–1,171	–864	–2,216	–1,707
Administrative expenses	3	–691	–471	–1,367	–937
Result from shares in joint ventures and associated companies		–73	–0	–63	13
Other operating income		77	48	152	95
Other operating expenses	3	–94	–130	–191	–223
Operating profit		431	835	1,478	1,709

Interest income		8	0	14	7
Interest expenses	5	–129	–84	–242	–159
Other financial items		2	–27	7	–40
Profit after financial items		311	725	1,257	1,516

Income tax	4	–204	–166	–426	–362
Net profit, continuing operations		107	559	831	1,154

Net profit, discontinued operations	11	2,022	–116	2,323	–362
Net profit, total operations		2,130	443	3,154	793

Continuing operations
Attributable to:
Equity holders of the parent company		107	559	831	1,154
Net profit, continuing operations		107	559	831	1,154

Earnings per share (SEK)	8	0.16	1.11	1.21	2.29
Earnings per share, after dilution (SEK)	8	0.15	1.10	1.20	2.28

Total operations
Attributable to:
Equity holders of the parent company		2,056	411	3,024	754
Non-controlling interests		74	32	130	38
Net profit, total operations		2,130	443	3,154	793

Earnings per share (SEK)	8	2.99	0.82	4.40	1.50
Earnings per share, after dilution (SEK)	8	2.98	0.81	4.38	1.49

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TELE2
Interim Report – Second Quarter

Condensed consolidated
comprehensive income

SEK million	Note	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

NET PROFIT		2,130	443	3,154	793

Components not to be reclassified to net profit
Pensions, actuarial gains/losses		10	–8	–98	–8
Pensions, actuarial gains/losses, tax effect		–2	2	21	2
Components not to be reclassified to net profit		8	–6	–77	–6

Components that may be reclassified to net profit
Translation differences in foreign operations		245	241	541	1,084
Tax effect on above		–17	–24	–32	–137
Reversed cumulative translation differences from divested companies	11	514	–	–264	–
Tax effect on above	11	–290	–	–168	–
Translation differences		451	217	77	947

Hedge of net investments in foreign operations		–44	–45	–92	–198
Tax effect on above		9	10	20	43
Reversed cumulative hedge from divested companies	11	–	–	721	–
Tax effect on above	11	–	–	–169	–
Hedge of net investments		–35	–35	480	–154
Exchange rate differences		416	182	557	793

Profit arising on changes in fair value of hedging instruments		–2	–17	3	–17
Reclassified cumulative profit/loss to income statement		1	35	–2	53
Tax effect on cash flow hedges		–1	–6	4	–10
Cash flow hedges		–3	12	4	26

Components that may be reclassified to net profit		414	194	561	818

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX		422	188	484	812

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		2,551	631	3,637	1,605

Attributable to:
Equity holders of the parent company		2,631	595	3,659	1,571
Non-controlling interests		–80	36	–22	34
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		2,551	631	3,637	1,605

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TELE2
Interim Report – Second Quarter

Condensed consolidated
balance sheet

SEK million	Note	Jun 30 2019	Dec 31 2018

ASSETS

Goodwill		29,782	30,158
Other intangible assets		18,985	19,604
Intangible assets		48,767	49,763

Tangible assets		8,169	9,192
Right-of-use assets		5,724	–
Shares in joint ventures and associated companies	9	7,090	13
Other financial assets	5	685	1,015
Capitalized contract costs		365	374
Deferred tax assets	4	392	367
Non-current assets		71,191	60,723

Inventories		741	670
Current receivables		6,154	6,824
Current investments		2	2
Cash and cash equivalents	6	3,713	404
Current assets		10,610	7,901

Assets classified as held for sale	11	2,630	14,020

TOTAL ASSETS		84,431	82,644

EQUITY AND LIABILITIES

Attributable to equity holders of the parent company		37,039	36,334
Non-controlling interests		0	28
Equity	8	37,039	36,362

Interest-bearing liabilities	5	29,559	23,238
Non-interest-bearing liabilities		4,205	4,204
Non-current liabilities		33,765	27,443

Interest-bearing liabilities	5	2,927	6,763
Non-interest-bearing liabilities		8,079	8,088
Current liabilities		11,006	14,851

Liabilities directly associated with assets classified as held for sale	11	2,622	3,988

TOTAL EQUITY AND LIABILITIES		84,431	82,644

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TELE2
Interim Report – Second Quarter

Condensed consolidated
Cash flow statement

Total operations SEK million	Note	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Operating activities
Net profit		2,130	443	3,154	793
Adjustments for non-cash items in net profit		67	857	1,417	1,883
Changes in working capital		–84	–115	32	–582
Cash flow from operating activities		2,112	1,186	4,602	2,094

Investing activities
Additions to intangible and tangible assets		–720	–675	–2,391	–1,515
Acquisition and sale of shares and participations	9	2,343	–	4,695	1
Other financial assets, lending		–5	–66	–5	–66
Cash flow from investing activities		1,619	–742	2,300	–1,580

Financing activities
Proceeds from loans	5	2,132	1,392	3,888	1,459
Repayments of loans	5	–1,729	–28	–6,366	–546
Dividends paid		–1,513	–2,013	–1,513	–2,013
Cash flow from financing activities		–1,110	–648	–3,991	–1,100

Net change in cash and cash equivalents		2,621	–204	2,910	–586

Cash and cash equivalents at beginning of period		914	441	404	802
Exchange rate differences in cash and cash equivalents		179	11	398	32
Cash and cash equivalents at end of the period	6	3,713	248	3,713	248

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TELE2
Interim Report – Second Quarter

Condensed consolidated
Statement of changes in equity

Total operations SEK million	Note	Jun 30, 2019
		Attributable to equity holders of the parent company
		Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Equity at January 1		863	27,378	–734	3,252	5,576	36,334	28	36,362

Net profit		–	–	–	–	3,024	3,024	130	3,154
Other comprehensive income for the period, net of tax		–	–	484	229	–77	635	–152	484
Total comprehensive income for the period		–	–	484	229	2,946	3,659	–22	3,637

Other changes in equity
Share-based payments	8	–	–	–	–	61	61	–	61
Share-based payments, tax effect	8	–	–	–	–	11	11	–	11
Dividends	8	–	–	–	–	–3,026	–3,026	–	–3,026
Divestment of non-controlling interest	11	–	–	–	–	–	–	–6	–6
Equity at end of the period		863	27,378	–250	3,481	5,568	37,039	–	37,039

Total operations SEK million	Note	Jun 30, 2018
		Attributable to equity holders of the parent company
		Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Equity at January 1		634	7,842	–651	2,670	6,709	17,203	–114	17,089

Net profit		–	–	–	–	754	754	38	793
Other comprehensive income for the period, net of tax		–	–	–128	951	–6	817	–5	812
Total comprehensive income for the period		–	–	–128	951	748	1,571	34	1,605

Other changes in equity
Share-based payments	8	–	–	–	–	12	12	–	12
Share-based payments, tax effect	8	–	–	–	–	8	8	–	8
Dividends	8	–	–	–	–	–2,013	–2,013	–	–2,013
Equity at end of the period		634	7,842	–779	3,621	5,464	16,782	–80	16,701

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TELE2
Interim Report – Second Quarter

Parent company

Condensed Income Statement
SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Revenue	7	13	18	26
Administrative expenses	–41	–36	–80	–62
Other operating expenses	–39	–160	–110	–185
Operating loss	–73	–183	–172	–221

Interest revenue and similar income	39	0	75	0
Interest expense and similar costs	–146	–105	–286	–240
Loss after financial items	–180	–288	–382	–461

Tax on loss	39	66	78	104
Net loss	–141	–222	–304	–357

Condensed balance sheet
SEK million	Note	Jun 30 2019	Dec 31 2018

ASSETS
Financial assets		47,310	47,083
Non-current assets		47,310	47,083

Current receivables		10,680	15,786
Cash and cash equivalents		12	25
Current assets		10,692	15,810

TOTAL ASSETS		58,002	62,893

EQUITY AND LIABILITIES

Restricted equity	8	5,848	5,848
Unrestricted equity	8	25,614	28,874
Equity		31,462	34,722

Interest-bearing liabilities	5	23,529	21,721
Non-current liabilities		23,529	21,722

Interest-bearing liabilities	5	1,338	6,112
Non-interest-bearing liabilities		1,673	337
Current liabilities		3,011	6,450

TOTAL EQUITY AND LIABILITIES		58,002	62,893

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Notes

NOTE 1 ACCOUNTING PRINCIPLES AND DEFINITIONS

The interim financial information for the Group for the six and three month period ended June 30, 2019 has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and the Swedish Annual Accounts Act, and for the parent company in accordance with the Swedish Annual Accounts Act and RFR 2 Reporting for legal entities and other statements issued by the Swedish Financial Reporting Board. In all respects other than those described below, Tele2 has presented the financial statements for the period ended June 30, 2019 in accordance with the accounting policies and principles applied in the 2018 Annual Report. The description of these principles and definitions is found in Note 1 and Note 35 in the Annual Report 2018.

On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 16 and the effects on the opening balance January 1, 2019 are found in Note 10.

The other amendments to IFRSs applicable from January 1, 2019 had no significant effects to Tele2’s financial reports for the six month period ended June 30, 2019.

To more properly reflect the underlying performance of the business, Tele2’s measure of segment profit/loss has changed from adjusted EBITDA to underlying EBITDA. The change is a somewhat increased scope of items affecting comparability to make the underlying EBITDA clearer, please refer to Note 3.

Figures presented in this report refer to April 1 – June 30 (Q2), 2019 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2018.

NOTE 2 REVENUE

Revenue per segment
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Sweden Consumer	3,859	2,198	7,658	4,336
Sweden Business	1,598	1,575	3,270	3,211
Lithuania	648	603	1,261	1,136
Latvia	347	325	669	621
Estonia	194	196	376	385
Germany	116	138	238	277
IoT	60	51	108	94
Other	–	42	–	73
Including internal sales	6,821	5,128	13,580	10,133

Internal sales, elimination	–27	–15	–43	–26
TOTAL	6,794	5,113	13,537	10,107

Internal Sales
Continuing operations SEK million	Apr–Jun 2 019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Sweden Business	10	1	10	2
Lithuania	11	7	20	13
Latvia	5	5	9	9
Estonia	2	2	3	3
TOTAL	27	15	43	26

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Revenue split per category
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Sweden Consumer
End-user service revenue	3,191	1,543	6,355	3,078
Operator revenue	220	163	410	312
Equipment revenue	448	492	893	945
Total	3,859	2,198	7,658	4,336

Sweden Business
End-user service revenue	1,008	982	2,042	1,977
Operator revenue	205	174	397	350
Equipment revenue	375	418	821	882
Internal sales	10	1	10	2
Total	1,598	1,575	3,270	3,211

Lithuania
End-user service revenue	368	335	719	637
Operator revenue	63	63	123	119
Equipment revenue	206	198	399	368
Internal sales	11	7	20	13
Total	648	603	1,261	1,136

Latvia
End-user service revenue	219	194	418	373
Operator revenue	47	51	95	98
Equipment revenue	75	75	147	141
Internal sales	5	5	9	9
Total	347	325	669	621

Estonia
End-user service revenue	116	115	226	223
Operator revenue	34	36	65	66
Equipment revenue	42	43	82	93
Internal sales	2	2	3	3
Total	194	196	376	385

Germany
End-user service revenue	116	137	237	275
Operator revenue	0	0	0	0
Equipment revenue	0	1	1	1
Total	116	138	238	277

IoT
End-user service revenue	60	51	108	94
Total	60	51	108	94

Other
Operator revenue	–	42	–	73
Total	–	42	–	73

CONTINUING OPERATIONS
End-user service revenue	5,079	3,356	10,106	6,658
Operator revenue	570	529	1,089	1,018
Equipment revenue	1,146	1,228	2,342	2,431
Internal sales	27	15	43	26
TOTAL	6,821	5,128	13,580	10,133

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Revenue in Sweden
SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Sweden Consumer
Mobile	1,481	1,463	2,938	2,914
Fixed	1,533	80	3,063	164
Landlord & Other	178	–	354	–
End-user service revenue	3,191	1,543	6,355	3,078
Operator revenue	220	163	410	312
Equipment revenue	448	492	893	945
Revenue Consumer	3,859	2,198	7,658	4,336

Sweden Business
Mobile	456	463	931	922
Fixed	276	259	571	537
Solutions	276	260	540	518
End-user service revenue	1,008	982	2,042	1,977
Operator revenue, excluding Wholesale	35	35	59	66
Wholesale	170	139	338	284
Equipment revenue	375	418	821	882
Internal sales	10	1	10	2
Revenue Business	1,598	1,575	3,270	3,211

Revenue Sweden	5,457	3,772	10,928	7,546

NOTE 3 SEGMENT REPORTING

Underlying EBITDA
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Sweden Consumer	1,603	737	3,245	1,462
Sweden Business	419	305	884	661
Lithuania	259	204	504	382
Latvia	141	121	266	224
Estonia	47	40	94	76
Germany	54	67	110	126
IoT	10	–31	4	–49
Other	–31	17	–58	11
TOTAL	2,502	1,460	5,048	2,894

Reconciling items to reported operating profit/loss
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018

Underlying EBITDA	2,502	1,460	5,048	2,894
Acquisition costs	–42	–111	–86	–160
Integration costs	–227	–19	–382	–39
Disposal of non-current assets	–2	1	–4	–15
Other items affecting comparability	1	–	–61	–
Items affecting comparability	–271	–129	–532	–214
EBITDA	2,231	1,332	4,515	2,680

Depreciation/amortization	–1,276	–496	–2,522	–984
Impairment of goodwill	–452	–	–452	–
Result from shares in joint ventures and associated companies	–73	–0	–63	13
Operating profit	431	835	1,478	1,709

Acquisition costs
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Com Hem, Sweden	–42	–111	–86	–160
Acquisition costs	–42	–111	–86	–160

Integration costs
Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Com Hem, Sweden	–227	–5	–382	–5
TDC, Sweden	–	–14	–	–34
Integration costs	–227	–19	–382	–39

Reported as:
– cost of services provided	–75	–9	–93	–9
– selling expenses	–93	–14	–169	–14
– administrative expenses	–58	3	–120	–16
Consists of:
– redundancy costs	–192	–5	–303	–5
– other employee and consultancy costs	–32	–13	–67	–22
– exit of contracts and other costs	–3	–1	–12	–12

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Disposal of non-current assets

Disposal of non-current assets are reported as other operating income and other operating expenses.

Other items affecting comparability

Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Costs of services provided	0	–	–59	–
Selling expenses	0	–	11	–
Administrative expenses	0	–	–13	–
Total	1	–	–61	–

Consist of:
– Sweden; provision for roaming dispute	1	–	–55	–
– Lithuania; adjustment of expected credit loss rate	–	–	18	–
– Incentive program; adjustment of performance level	–	–	–24	–

Impairment of goodwill
In Q2 2019, a goodwill impairment of SEK 452 million was recognized in Estonia. It is related to a reassessment of the estimated future cash gener- ation, reflecting a lower starting point following last year’s decline in profitability. The value attached to the Estonian operation is now SEK 850 million on a debt free basis, derived from the value in use calculation with a pre-tax WACC of 11 percent.

NOTE 4 TAXES

On April 1, 2019 Tele2 was notified that the Swedish Tax Agency rejects Tele2’s claim for a deduction of an exchange loss related to a conversion of a shareholder loan to Tele2 Kazakhstan from USD to Kazakh Tenge in connection to the establishment of Tele2’s previously jointly owned company in Kazakhstan. The additional tax claim amounts to SEK 405 million and a tax surcharge and interest of SEK 180 million. Tele2 has appealed the decision and assesses it as probable that the appeal will be successful. No provision has been recognized.

NOTE 5 FINANCIAL ASSETS AND LIABILITIES

Financing
SEK million	Interest-bearing liabilities
	Jun 30, 2019		Dec 31, 2018
	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	250	9,546	1,500	8,796
Bonds EUR, Sweden	–	10,644	–	10,284
Commercial papers, Sweden	800	–	4,491	–
Financial institutions	192	3,282	415	2,583
Financial debt	1,242	23,472	6,406	21,663
Provisions	304	1,498	224	1,471
Lease liability	1,106	4,444	2	14
Other liabilities	276	146	131	90
Other liabilities	1,686	6,087	357	1,575
Total interest-bearing liabilities	2,927	29,559	6,763	23,238

On March 29, 2019 Tele2 completed the issuance of a SEK 1 billion private placement bond. The bond has a final maturity of 7 years with a floating coupon rate.

On December 17, 2018 Tele2 announced its SEK 2 billion loan agreement with the Nordic Investment Bank (NIB) for the financing of Tele2’s merger with Com Hem. The additional funding from NIB extends Tele2’s maturity profile and achieve further diversification of its funding. The additional funding was conditioned by the existing loan of EUR 130 million as of December 31, 2018 was cancelled. The cancellation took place in January 2019.

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Tele2 has a credit facility with a syndicate of banks. The facility was extended by one year in January 2019 to 2024 and has a remaining extension option of one year.

Transfer of right of payment of receivables
Tele2 Sweden transfers the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 511 (386) million in Q2 2019 and SEK 1,098 (688) million for the six months period ended on June 30, 2019.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds, lease liabilities and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2019, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.

SEK million	Jun 30, 2019
	Assets and liabilities at fair value through profit/loss
	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value

Other financial assets	–	7	561	–	568	568
Accounts receivables	–	–	2,185	–	2,185	2,185
Other current receivables	180	–	1,779	–	1,959	1,959
Current investments	–	–	2	–	2	2
Cash and cash equivalents	–	–	3,713	–	3,713	3,713
Assets classified as held for sale	–	–	809	–	809	809
Total financial assets	180	7	9,049	–	9,236	9,236

Liabilities to financial institutions and similar liabilities	–	–	–	24,714	24,714	25,309
Other interest-bearing liabilities	181	9	–	5,781	5,972	5,971
Accounts payable	–	–	–	1,815	1,815	1,815
Other current liabilities	–	–	–	2,088	2,088	2,088
Liabilities directly associated with assets classified as held for sale	–	895	–	833	1,728	1,731
Total financial liabilities	181	903	–	35,231	36,316	36,914

SEK million	Dec 31, 2018
	Assets and liabilities at fair value through profit/loss
	Derivative instruments designated for hedge accounting	Other instruments (level 3)	Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	–	7	898	–	905	905
Accounts receivables	–	–	2,509	–	2,509	2,509
Other current receivables	33	–	2,364	–	2,397	2,397
Current investments	–	–	2	–	2	2
Cash and cash equivalents	–	–	404	–	404	404
Assets classified as held for sale	–	–	2,659	–	2,659	2,659
Total financial assets	33	7	8,836	–	8,876	8,876

Liabilities to financial institutions and similar liabilities	–	–	–	28,069	28,069	28,136
Other interest-bearing liabilities	113	15	–	109	237	237
Accounts payable	–	–	–	3,004	3,004	3,004
Other current liabilities	–	–	–	689	689	689
Liabilities directly associated with assets classified as held for sale	–	764	–	1,361	2,125	2,113
Total financial liabilities	113	779	–	33,232	34,124	34,179

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Changes in financial assets and liabilities valued at fair value through profit/loss in level 3

SEK million	Jun 30, 2019		Dec 31, 2018
	Assets	Liabilities	Assets	Liabilities

As of January 1	7	779	1	456
Business combinations	–	–	6	–
Changes in fair value, earn-out Kazakhstan	–	131	–	332
Other contingent considerations:
– paid	–	–3	–	–12
– other changes	0	–2	–	3
As of the end of the period	7	903	7	779

On December 31, 2018 the liability for the long-term incentive program (IoTP) for Tele2 employees of Tele2’s IoT business (internet-of-things), based on the estimated fair value of the program, amounted to SEK 4 million. The program was built on transferrable synthetic options. During Q1 2019, the incentive program was closed down by settlement in cash.
In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. The estimated fair value of the deferred consideration amounted on June 30, 2019 to SEK 9 (December 31, 2018: 11) million which was paid in July, 2019. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.
Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, had the right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan which was divested during the second quarter 2019. The divestment of Tele2 Kazakhstan was closed on June 28, 2019. The estimated fair value of the deferred consideration amounted on June 30, 2019 to SEK 895 (December 31, 2018: 764) million and is calculated as 18 percent of the total consideration after deduction of sales costs. As of December 31, 2018 the fair value was calculated based on expected future cash flows of the jointly owned company. From December 31, 2018, onwards, the earn-out liability has been classified as a liability associated with assets held for sale, please refer to Note 11.

NOTE 6 RELATED PARTIES

Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.

SEK million	Jun 30 2019	Dec 31 2018
Cash and cash equivalents in joint operations	49	60
Total	49	60

On June 28, 2019, Tele2 utilized the put option and sold its shares in the previous jointly owned company in Kazakhstan, see Note 11. From January 2, 2019, Tele2 has 25 percent ownership in T-Mobile Netherlands. During a transition period, Tele2 provides IT and network services to T-Mobile. In addition, T-Mobile will continue to dispose the Tele2 brand. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2019. Other related parties are presented in Note 37 of the 2018 Annual Report.

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NOTE 7 CONTINGENT LIABILITIES

Total operations SEK million	Jun 30 2019	Dec 31 2018
Tax deduction exchange loss	585	–
Asset dismantling obligation, discontinued operation	–	159
Total contingent liabilities	585	159

Tele2’s claim for a deduction of an exchange loss, please refer to Note 4.

NOTE 8 EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS

Number of shares
	Jun 30 2019	Dec 31 2018
Total number of shares	690,341,597	690,341,597
Number of treasury shares	–2,628,121	–3,338,529
Number of outstanding shares	687,713,476	687,003,068
Number of outstanding shares, weighted average	687,266,698	531,098,522
Number of shares after dilution	691,151,646	690,115,713
Number of shares after dilution, weighted average	690,275,157	534,505,915

As a result of share rights in the LTI 2016 being exercised during Q2 2019, Tele2 delivered 572,714 B-shares in treasury shares to the participants in the program. As a result of early vesting of the LTI 2016, LTI 2017 and LTI 2018 being exercised in the first six months 2019, Tele2 delivered 137,694 B-shares in treasury shares to some of the participants in the program, see information below.
In Q1 2019, 40,770 class A shares were reclassified into class B shares. Changes in shares during previous year are stated in Note 25 in the 2018 Annual Report.

Outstanding share right programs
	Jun 30 2019	Dec 31 2018
LTI 2019	1,365,908	–
LTI 2018	1,223,625	1,482,420
LTI 2017	848,637	1,050,018
LTI 2016	–	801,040
Total outstanding share rights	3,438,170	3,333,478

– of which will be settled in cash	–	220,833

All outstanding long-term incentive programs (LTI 2017, LTI 2018 and LTI 2019) are based on the same structure, except for that LTI 2017 have a ROCE performance measure. Additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2018 Annual Report. During the first six months 2019, the total cost including social security costs for the long-term incentive programs (LTI) amounted to SEK 93 (27) million before tax, whereof items affecting comparability SEK 45 (-) million.

LTI 2016– 2018, reorganization as an effect of the Com Hem merger
As a result of the Com Hem merger and the following reorganization, an early vesting was performed for some of the participants in LTI 2016, LTI 2017 and LTI 2018 programs. The exercise of the share rights was conditional upon the fulfilment of certain retention and performance-based conditions. To determine the number of share rights allowed for early vesting the actual outcome of the conditions as of the early vesting date has been compared with the conditions in the programs. If the conditions were fulfilled the number of share rights have been reduced proportionally with the remaining vesting period to the initial vesting period of three years. If the conditions were partly met, the number of share rights have been reduced in proportion to the fulfillment level. The number of share rights exchanged in the first six month 2019 for shares in Tele2 amounts to 137,694 share rights at a weighted average share price of SEK 125,90.

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LTI 2019
At the Annual General Meeting held on May 6, 2019, the shareholders approved a retention and performance-based incentive program (LTI 2019) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program (LTI 2018). The measurement period for retention and performance-based conditions for LTI 2019 is from April 1, 2019 until March 31, 2022. Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs are expected to amount to SEK 99 million, of which social security costs amount to SEK 34 million. To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 2,040,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

LTI 2016
The exercise of the share rights in LTI 2016 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2016 until March 31, 2019. The outcome of these performance conditions were in accordance with below and the outstanding share rights of 572,714 have been exchanged for shares in Tele2 during Q2 2019.

Serie	Retention and performance- based conditions	Minimum hurdle (20%)	Stretch targets (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)	–	≥ 0%	103.9%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	5.5%	8%	7.0%	68.0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	75.8%	100%

Dividend
The Annual General Meeting held on May 6, 2019 resolved on a dividend of SEK 4.40 (4.00) per share in respect of the financial year 2018 to be paid in two equal tranches during 2019. This corresponds to a total of SEK 3 billion. The first dividend payment was distributed to the shareholders on May 13, 2019 amounting to SEK 1,513 (2,013) million, the second dividend payment will be distributed to the shareholders on October 7, 2019.

NOTE 9 BUSINESS ACQUISITIONS AND DIVESTMENTS

Acquisitions and divestments of shares and participations affecting cash flow were as follows:

SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Acquisitions
Mobile payment, Lithuania	–	–	–4	–
Altlorenscheuerhof , Luxembourg repayment capital	–	–	–	1
Total acquisition of shares and participations	–	–	–4	1

Divestments
Tele2 Kazakhstan	2,344	–	2,344	–
Tele2 Netherlands	–0	–	2,355	–
Total sale of shares and participations	2,343	–	4,699	–
TOTAL CASH FLOW EFFECT	2,343	–	4,695	1

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Acquisitions
T-Mobile, the Netherlands
The divestment of Tele2 Netherlands was closed on January 2, 2019, please refer to Note 11. As part of the divestment Tele2 acquired 25 percent of the shares in the new combined company T-Mobile Netherlands Holding BV. The fair value of the shares is estimated to SEK 6.9 billion. The transaction combines two mobile customer champions with complementary brands, technologies and customer bases. Based on current numbers the combined company has a revenue of around EUR 2 billion. Tele2’s 25 percent of the share is reported as an associated company in the financial statements of Tele2.
Information about acquisitions made in 2018 is provided in Note 15 in the 2018 Annual Report.

Divestments
Please refer to Note 11 Discontinued operations.

NOTE 10 CHANGES IN ACCOUNTING PRINCIPLES

IFRS 16 Leases
On January 1, 2019 Tele2 changed the accounting principles for leases, by applying IFRS 16 Leases. Tele2 has chosen to apply the modified retrospective approach in the standard and not restate prior periods. The qualitative effects of the transition to IFRS 16 are described in Note 35 in the 2018 Annual Report. The effects of applying IFRS 16 on the opening balance January 1, 2019 is presented below. The data exclude the Dutch operations since Tele2 considered the effects of IFRS 16 on Tele2 Netherlands to have no or negligible impact going forward. The weighted average incremental borrowing rate applied at the discounting of the lease liability at transition January 1, 2019 amounted to 1 percent for continued operations and 2 percent including discontinued operations.

Balance sheet
SEK million	Jan 1, 2019 Adjusted	IFRS 16 Effect	Dec 31, 2018 Reported

ASSETS
Goodwill	30,159	–	30,159
Other intangible assets	19,560	–44	19,604
Intangible assets	49,719	–44	49,763

Machinery and technical plant	7,998	–104	8,102
Other tangible assets	1,090	–	1,090
Tangible assets	9,088	–104	9,192

Right-of-use assets	6,076	6,076	–
Financial assets	1,028	–	1,028
Capitalized contract costs	373	–	373
Deferred tax assets	368	–	368
TOTAL NON-CURRENT ASSETS	66,652	5,928	60,724

Inventories	669	–	669
Current receivables	6,794	–31	6,825
Current investments	2	–	2
Cash and cash equivalents	404	–	404
TOTAL CURRENT ASSETS	7,869	–31	7,900

ASSETS CLASSIFIED AS HELD FOR SALE	14,588	568	14,020
TOTAL ASSETS	89,109	6,465	82,644

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	36,334	–	36,334
Non-controlling interest	28		28
TOTAL EQUITY	36,362	–	36,362
		–
Interest-bearing liabilities	27,977	4,739	23,238
Non-interest-bearing liabilities	4,206	–	4,206
TOTAL NON-CURRENT LIABILITIES	32,183	4,739	27,444

Interest-bearing liabilities	7,921	1,158	6,763
Non-interest-bearing liabilities	8,088	–	8,088
TOTAL CURRENT LIABILITIES	16,009	1,158	14,851

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	4,555	568	3,987
TOTAL EQUITY AND LIABILITIES	89,109	6,465	82,644

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The bridge between future minimum expenses according to the previous IAS 17 Leases standard (please refer to Note 31 in the 2018 Annual Report) and the change in the lease liability for continuing operations due to adoption of IFRS 16 is presented below.

Change in lease liability due to adoption of IFRS 16

SEK million
Total future lease expenses for operating leases (Note 31)	4,626
Adjustment for:
Discounting	–264
Not determined as leases according to IFRS 16 (mainly leased capacity)	–585
Short term leases	–114
Low value leases	–14
Extension options	2,248
Total adjustments	1,271
Change in lease liability due to adoption of IFRS 16	5,897

NOTE 11 DISCONTINUED OPERATIONS

Tele2 Croatia
On May 31, 2019 Tele2 announced the agreement to sell its Croatian business to United Group for an enterprise value of EUR 220 million (approximately SEK 2,320 million as per June 30, 2019). The transaction is subject to regulatory approval. Closing is expected before the end of 2019, and following the agreement Tele2 Croatia is reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Tele2 Kazakhstan
On December 28, 2018 Tele2 announced that Tele2 has given notice to exercise the put option stipulated in the jointly owned company in Kazakhstan between Tele2 and Kazakhtelecom. The divestment of Tele2 Kazakhstan was closed on June 28, 2019. The Kazakhstan operation was sold for approximately SEK 2.5 billion (USD 267 million) and the net proceeds to Tele2 after deducting cash and the existing earn-out liability to Asianet, which was paid in July, 2019, was approximately SEK 1.4 billion. The capital gain in Q2 2019 amounted to SEK 1.6 billion, or SEK 2.3 billion excluding recycled exchange rate differences. The capital gain was affected negatively with SEK 0.7 billion related to reversal of exchange rate differences previously reported in other comprehensive income, as a result of the divestment reversed over the income statement but with no effect on total equity or cash flow. Tax attributable to exchange rate differences amounted to SEK 0.3 billion.

Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. The divestment of Tele2 Netherlands was closed on January 2, 2019. The Dutch operation was sold for SEK 1.9 billion and 25 percent share in the combined company. The capital gain in Q1 2019 amounted to SEK 24 million, including costs for central support system for the Dutch operation and other transaction costs. In addition, the capital gain and taxes was affected positively with SEK 57 and 47 million respectively related to reversal of exchange rate differences previously reported in other comprehensive income, as a result of the divestment reversed over the income statement but with no effect on total equity or cash flow.

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TELE2
Interim Report – Second Quarter

Net assets at the time of divestment
Assets, liabilities and contingent liabilities included in the divested operations in the Netherlands and Kazakhstan are stated below.

SEK million	Netherlands Jan 2, 2019	Kazakhstan Jun 28, 2019	Total
Goodwill	1,015	132	1,147
Other intangible assets	1,293	224	1,517
Tangible assets	5,300	2,118	7,418
Right of use assets	–	649	649
Financial assets	712	8	720
Capitalized contract costs	177	–	177
Deferred tax assets	–	359	359
Inventories	156	23	179
Current receivables	2,085	506	2,591
Cash and cash equivalents	46	132	178
Non-current provisions	–233	–116	–349
Non-current interest-bearing liabilites	–	–703	–703
Non-current non-interest-bearing liabilities	–88	–2,008	–2,096
Current provisions	–	–8	–8
Current interest bearing liabilities	–	–167	–167
Current non-interest-bearing liabilities	–1,639	–852	–2,491
Non-controlling interest	–	–152	–152
Divested net assets	8,824	146	8,970
Capital gain, excluding sales costs	24	2,330	2,354
Sales price	8,848	2,476	11,324
Received shares in T-mobile, non-cash	–6,904	–	–6,904
Price adjustments, non-cash	458	–	458
Less: cash in divested operations	–46	–132	–178
TOTAL CASH FLOW EFFECT	2,356	2,344	4,700

Income statement
All discontinued operations are stated below. Tele2 Netherlands was divested on January 2, 2019 and Tele2 Kazakhstan on June 28, 2019. The divestment of Tele2 Croatia is expected to be closed before the end of 2019.

Discontinued operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Revenue	1,391	2,800	2,651	5,454
Cost of services provided and equipment sold	–791	–1,886	–1,546	–3,768
Gross profit	599	914	1,105	1,686
Selling expenses	–166	–579	–314	–1,183
Administrative expenses	–86	–328	–165	–639
Other operating income	4	2	6	13
Other operating expenses	–0	–11	–1	–22
Operating profit/loss	351	–2	631	–144
Interest income	2	2	3	5
Interest expenses	–58	–12	–91	–23
Other financial items	–101	–54	–129	–124
Profit/loss after financial items	194	–66	415	–285
Income tax from the operation	–60	–31	–108	–55
NET PROFIT/LOSS FROM THE OPERATION	134	–97	307	–340

Profit/loss on disposal of operation	1,598	–19	1,679	–22
– of which Netherlands	–10	–20	71	–23
– of which Kazakhstan	1,608	–	1,608	–
– of which Austria, sold 2017	–	1	–	1

Income tax from capital gain	290	–	337	–
– of which Netherlands	–	–	47	–
– of which Kazakhstan	290	–	290	–
NET PROFIT/LOSS	2,022	–116	2,323	–362

Attributable to:
Equity holders of the parent company	1,948	–148	2,193	–400
Non-controlling interests	74	32	130	38
NET PROFIT/LOSS	2,022	–116	2,323	–362

Earnings per share (SEK)	2.83	–0.29	3.19	–0.79
Earnings per share, after dilution (SEK)	2.83	–0.29	3.18	–0.79

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TELE2
Interim Report – Second Quarter

Balance sheet
Assets held for sale as of June 30, 2019 refer to Tele2 Croatia and provisions for price adjustments and similar for the divestment of Tele2 Netherlands and Tele2 Kazakhstan. As of December 31, 2018 assets held for sale refer to Tele2 Kazakhstan and Tele2 Netherlands.

Discontinued operations SEK million	Jun 30 2019	Dec 31 2018
ASSETS
Goodwill	–	1,144
Other intangible assets	182	1,545
Intangible assets	182	2,689
Tangible assets	731	7,357
Right-of-use assets	497	–
Financial assets	108	721
Capitalized contract costs	39	177
Deferred tax assets	54	393
NON-CURRENT ASSETS	1,611	11,337

Inventories	77	180
Current receivables	939	2,503
Current investments	3	–
CURRENT ASSETS	1,019	2,684

ASSETS CLASSIFIED AS HELD FOR SALE	2,630	14,020

LIABILITIES
Interest-bearing liabilities	591	641
Non-interest-bearing liabilities	–	100
Non-current liabilities	591	741

Interest-bearing liabilities	1,500	813
Non-interest-bearing liabilities	531	2,434
Current liabilities	2,031	3,247

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,622	3,988

Cash flow statement
Discontinued operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Cash flow from operating activities	295	394	518	464
Cash flow from investing activities	2,207	–357	4,473	–800
Cash flow from financing activities	1,859	–	1,810	–
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,361	37	6,801	–336

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TELE2
Interim Report – Second Quarter

Non-IFRS measures

This report contains certain financial measures that are not defined by IFRS, but are used by Tele2 to assess the financial performance of the business. These measures are included in the report as they are considered important supplementary measures of operating performance and liquidity. They should not be considered a substitute to Tele2’s financial statements prepared in accordance with IFRS. Tele2’s definitions of these measures are described below, but other companies may calculate non-IFRS measures differently and these measures are therefore not always comparable to similar measures used by other companies.

EBITDA
Tele2 considers EBITDA to be relevant measure to present profitability aligned with industry standard.

EBITDA: Operating profit/loss before depreciation/amortization, impairment as well as results from shares in joint ventures and associated companies.

Underlying EBITDA and underlying EBITDA margin
Tele2 considers underlying EBITDA and underlying EBITDA margin to be relevant measures to present in order to illustrate the profitability of the underlying business, and as these are used by management to assess the performance of the business.
Underlying EBITDA: EBITDA excluding items affecting comparability.

Items affecting comparability: Disposals of non-current assets and transactions from strategic decisions, such as capital gains and losses from sales of operations, acquisition costs, integration costs due to acquisition or merger, restructuring programs from reorganizations as well as other items that affect comparability.
Underlying EBITDA margin: Underlying EBITDA in relation to revenue.

Underlying EBITDAaL
Tele2 considers underlying EBITDAaL to be a relevant measure of the business performance since it includes the cost of leased assets (depreciation and interest), which is not included in underlying EBITDA according to IFRS 16.
Underlying EBITDAaL: Underlying EBITDA as well as lease depreciation and lease interest costs according to IFRS 16.

Underlying EBITDA excluding IFRS 16
Tele2 considers underlying EBITDA excluding IFRS 16 to be a relevant measure to present during 2019 for comparability with 2018 and 2017 since IFRS 16 Leases has not been adopted retrospectively.
Underlying EBITDA excluding IFRS 16: Underlying EBITDA applying IAS17 accounting standard for leases for all periods.

Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Operating profit	431	835	1,478	1,709
Reversal:
Result from shares in joint ventures and associated companies	73	0	63	–13
Depreciation/amortization/impairment	1,728	496	2,974	984
EBITDA	2,231	1,332	4,515	2,680
Reversal, items affecting comparability:
Acquisition costs	42	111	86	160
Integration costs	227	19	382	39
Disposal of non-current assets	2	–1	3	15
Other items affecting comparability	–1	–	61	–
Total items affecting comparability	271	129	532	214
Underlying EBITDA	2,502	1,460	5,048	2,894

Lease depreciation (according to IFRS 16)	–296	–	–570	–
Lease interest costs (according to IFRS 16)	–20	–	–39	–
Underlying EBITDAaL	2,187	1,460	4,438	2,894

Underlying EBITDA	2,502	1,460	5,048	2,894
Adjustment to report lease according to IAS 17	–276	–	–566	–
Underlying EBITDA excluding IFRS 16	2,227	1,460	4,482	2,894

Revenue	6,794	5,113	13,537	10,107
Reversal, items affecting comparability	–	–	–	–
Revenue excluding items affecting comparability	6,794	5,113	13,537	10,107
Underlying EBITDA margin	37%	29%	37%	29%

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TELE2
Interim Report – Second Quarter

Capex paid and capex
Tele2 considers capex paid relevant to present as it provides an indication of how much the company invests organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that it is relevant to present capex to provide a view on how much Tele2 invests organically in intangible and tangible assets as well as on right-of-use assets (lease) to maintain and grow its business which is not dependent on the timing of cash payments.

Capex paid: Cash paid for the additions to intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

Capex: Additions to intangible assets, tangible assets and right-of-use assets (lease) that are capitalized on the balance sheet.

Non-IFRS measures - Capex
SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
TOTAL OPERATIONS
Additions to intangible and tangible assets	–725	–686	–2,396	–1,534
Sale of intangible and tangible assets	6	10	6	19
Capex paid	–720	–675	–2,391	–1,515

This period’s unpaid capex and reversal of paid capex from previous period	15	–84	875	166
Reversal received payment of sold intangible and tangible assets	–6	–10	–6	–19
Capex in intangible and tangible assets	–710	–769	–1,521	–1,367

Additions to right-of-use assets	–495	–	–851	–
Capex	–1,205	–769	–2,373	–1,367

CONTINUING OPERATIONS
Additions to intangible and tangible assets	–588	–393	–2,169	–798
Sale of intangible and tangible assets	5	10	5	18
Capex paid	–583	–383	–2,164	–780

This period’s unpaid capex and reversal of paid capex from previous period	39	–45	926	–1
Reversal received payment of sold intangible and tangible assets	–5	–10	–5	–18
Capex in intangible and tangible assets	–550	–438	–1,243	–799

Additions to right-of-use assets	–437	–	–692	–
Capex	–987	–438	–1,934	–799

Equity free cash flow
Tele2 considers equity free cash flow to be relevant to present as it provides a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes that equity free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment.

Equity free cash flow: Cash flow from operating activities less capex paid and amortization of lease liabilities.

Non-IFRS meaures - Cash flow
SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
TOTAL OPERATIONS
Cash flow from operating activities	2,112	1,186	4,602	2,094
Capex paid	–720	–675	–2,391	–1,515
Amortization of lease liabilities	–297	–	–679	–1
Equity free cash flow (EFCF)	1,095	510	1,533	578

CONTINUING OPERATIONS
Cash flow from operating activities	1,817	793	4,085	1,630
Capex paid	–583	–383	–2,164	–780
Amortization of lease liabilities	–239	–	–594	–
Equity free cash flow (EFCF)	995	409	1,326	850

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TELE2
Interim Report – Second Quarter

Operating cash flow
Tele2 considers operating cash flow a relevant measure to present as it gives an indication of the profitability of the underlying business while also taking into account the investments needed to maintain and grow the business.

Operating cash flow: Underlying EBITDAaL less capex paid.

Continuing operations SEK million	Apr–Jun 2019	Apr–Jun 2018	Jan–Jun 2019	Jan–Jun 2018
Underlying EBITDAaL	2,187	1,460	4,438	2,894
Capex paid	–583	–383	–2,164	–780
Operating cash flow (OCF)	1,603	1,077	2,274	2,114

Net debt and economic net debt
Tele2 believes that net debt is relevant to present as it is useful to illustrate the indebtedness, financial flexibility, and capital structure. Furthermore, economic net debt is considered relevant as it excludes lease liabilities, and thereby consistently can be put in relation to underlying EBITDAaL when measuring financial leverage.

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, less cash and cash equivalents, current investments, restricted cash and derivatives.
Economic net debt: Net debt excluding lease liabilities. Prior to the completion of the Kazakhstan divestment, also liabilities to Kazakhtelecom, liability for earn-out obligation in Kazakhstan and loan guaranteed by Kazakhtelecom are excluded.

Non-IFRS measures - Debt
Total operations SEK million	Jun 30 2019	Dec 31 2018
Interest-bearing non-current liabilities	29,559	23,238
Interest-bearing current liabilities	2,927	6,763
Reversal equipment financing	–136	–
Reversal provisions	–2,363	–1,695
Cash & cash equivalents, current investments and restricted funds	–3,715	–406
Derivatives	–180	–33
Net debt for assets classified as held for sale	2,000	1,013
Net debt	28,093	28,881
Reversal:
Lease liabilities	–6,041	–17
Liabilities to Kazakhtelecom	–	–30
Liabilities for earn-out obligation Kazakhstan	–	–764
Loan guaranteed by Kazakhtelecom	–	–221
Economic net debt	22,051	27,849

Organic
Tele2 believes that organic growth rates are relevant to present as they exclude effects from currency movements but include effects from divestments and acquisitions as if these occured on the first day of each reporting period, and are therefore providing an indication of the underlying performance.

Organic growth rates: Calculated at constant currency, meaning that comparative figures have been recalculated using the currency rates for the current period, but including effects from divestments and acquisitions as if these occured on the first day of each reporting period.

Reconciliation of pro forma figures are presented in an excel document (Tele2-Q2-2019-financials) on Tele2’s website www.tele2.com.

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SECOND QUARTER July 17, 2019

Group highlights -- Q2 2019 % change organic SEK billion Q2 2019 Comments Revenue 6.8 -2% End-user service revenue 5.1 -1% Organic growth of end-user service revenue of -1%, including Mobile EUSR +1% Fixed EUSR -5% Underlying EBITDA ex. IFRS 16 2.2 +3% Capex ex. spectrum and leases 0.5 Organic is constant currencies and including Corn Hem proforma

Tele2 is becoming a true integrated challenger Drive FMC in Sweden B2C -- Increasing penetration of FMC bundle benefits now reaching 93k FMC-customers -- FMC benefits introduced on Boxer brand -- Tele2 rebranding campaign launched Sweden B2B turnaround -- Strong volume growth but continued pressure on ASPU -- Future focus to take market share in SME and further cost reduction Build on the momentum in the Baltics -- Sustained momentum with 6% growth in end-user service revenue and 10% in underlying EBITDA excluding IFRS 16 -- Continued delivery on cost synergies with an impact of SEK 100m in Q2 (SEK 150m in 1H19) Cost transformation -- Annualized run-rate of SEK 450m at the end of Q2 2019 -- Year-end target raised to run-rate of SEK 600m

Growth and cost initiatives drive cash flow FY2018 Starting Point -- proforma* 1 Low-single digit end-user service revenue growth -- SEK 450m of revenue synergies Expected to be flat in 2019, which is a transition year, and low-single digit growth in the mid-term driven by strategy initiatives End-user service revenue: SEK 20.3bn 2 Mid-single digit growth in underlying EBITDA excluding IFRS 16 -- SEK 900m of cost synergies Driven by front-loaded synergies in 2019 and a mix of cost reduction and revenue growth mid-term 3 Capex -- Low capital intensity compared to industry over investment cycle SEK 2.6-2.9bn in 2019, and SEK 2.8-3.3bn/year in the mid-term, excluding spectrum and leases, as we roll out 5G and Remote-PHY 4 Maintain leverage at 2.5-3.0x Growth in underlying EBITDAaL and cash from asset sales create room to re-lever and distribute additional cash to shareholders Shareholder Remuneration Ordinary dividend up 10% to SEK 4.40/share (SEK 3.0bn), half paid out in Q2 2019 Extraordinary dividend of SEK 6.00/share (SEK 4.1bn) proposed to EGM Underlying EBITDA excluding IFRS 16: SEK 8.8bn Capex: SEK 2.6bn excluding spectrum and leases Leverage: 2.8x economic net debt / underlying EBITDAaL * Continuing operations including Com Hem

SWEDEN

Sweden Consumer -- Operational highlights ASPU year-on-year growth (%, proforma) 5% 3% 1% -1% -3% -5% -0.1% -0.9% -4.4% RGUs & net adds -- core and legacy services (thousands, proforma) +11 +24 +28 +20 +34 -12 654 +1 801 +11 1,794 -1 -32 368 420 1,173 655 +1 814 +13 1,804 +10 -25 351 411 1,175 658 +3 827 +13 1,817 +12 -81 325 399 1,131 661 +3 839 +12 1,822 +5 -49 313 387 1,105 663 +2 852 +13 1,841 +19 298 378 1,117 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: Mobile Prepaid DTT TV Fixed Tele & DSL Q2 highlights - Strong volume growth with net adds of 34k core RGUs and slower decline of legacy RGUs (-12k) - Smaller fixed-line price increases compared to last year resulted in year-on-year declines in Fixed Broadband and Digital TV Cable & Fiber ASPU - Volume growth, increasing FMC penetration and a successful Tele2 rebranding campaign creates future pricing power

Sweden Consumer – Financials

+6%
479
+1%
595
+12%
1,168
+4%
124
377
295
Q2 '18
+4%
475
+0%
601
+11%
1,189
+3%
117
365
300
Q3 '18
+5%
474
+0%
613
+10%
1,189
+4%
116
353
289
Q4 '18
+3%
466
-1%
618
+8%
1,178
+2%
106
341
278
Q1 '19
+2%
464
-3%
627
+5%
1,190
+2%
98
344
290
Q2 '19
Core:
Mobile Postpaid
Fixed Broadband
Digital TV Cable & Fiber
Legacy:
Mobile Prepaid
DTT TV
Fixed Tele & DSL

+3%
1,408
36%
Q2 '18
1,538
39%
Q3 '18
1,428
35%
Q4 '18
1,470
39%
Q1 '19
1,447
38%
Q2 '19

Q2 highlights

7

Sweden Consumer -- Financials End-user service revenue (SEK million, proforma, year-on-year growth %) +6% +4% +5% +3% +2% 479 +1% 595 +12% 1,168 +4% 123 377 295 475 +10% 601 +11% 1,189 +3% 117 365 300 474 +0% 613 +10% 1,189 +4% 116 353 289 466 -1% 618 +8% 1,178 +2% 106 341 278 464 -3% 627 +5% 1,190 +2% 98 344 290 Underlying EBITDA ex. IFRS 16 and margin (SEK million, proforma) +3% 1,408 1,538 1,428 1,470 1,447 36% 39% 35% 39% 38% Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2'19 Core: Mobile Postpaid Fixed Broadband Digital TV Cable & Fiber Legacy: 1 Mobile Prepaid DTT TV Fixed Tele & DSL Q2 highlights - Core end-user service revenue growth slowed down to 2% as volume growth did not compensate for lower ASPU - Mobile end-user service revenue returned to 1% growth while fixed decline accelerated to -3% driven by smaller price increases compared to Q2 2018 - Total end-user service revenue declined by 1% as growth in core services was offset by a -8% decline in legacy services - Underlying EBITDA excluding IFRS 16 grew by 3%, driven by synergies, partially offset by end-user service revenue decline and investment into growth initiatives

Sweden Business – Operational highlights

Mobile RGUs
(thousands, proforma)

Mobile ASPU
(SEK, proforma)

-5%
-2%
-1%
-2%
-4%
264 -0%
246 -3%
280 +4%
264 +1%
276 +5%
309 -14%
307 -10%
296 -12%
295 -9%
276 -11%
475 -1%
473 +3%
486 +4%
475 +1%
456 -4%
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Mobile
Fixed
Solutions

Q2 highlights

8

Sweden Business -- Operational highlights Mobile RGUs (thousands, proforma) +5% 867 881 889 896 913 Mobile ASPU (SEK, proforma) -9% 184 180 183 177 168 End-user service revenue (SEK million, proforma, year-on-year growth %) -5% -2% -1% -2% -4% 264 -0% 309 -14% 475 -1% 246 -3% 307 -10% 473 +3% 280 +4% 296 -12% 486 +4% 264 +1% 295 -9% 475 +1% 276 +5% 276 -11% 456 -4% Q2 '18 Q3 '18 04 '18 Q1 '19 Q2 '19 Q2 '18 Q3 '18 Q4 '18 01 '19 Q2 '19 02 '18 03 '18 Q4 '18 Q1 '19 Q2 '19 Mobile Fixed Solutions Q2 highlights - Strong volume growth with 17k mobile RGUs added in the quarter mainly in the Large Enterprise market - Mobile ASPU pressure continues, mainly due to price competition in key government tenders - Mobile end-user service revenue growth turned negative as volume growth did not compensate for lower market pricing - Strong growth in Solutions end-user service revenue with improving mix of higher-margin revenue

Sweden Business -- Financials Revenue (SEK million, proforma) -3% 139 421 1,047 152 352 1,026 137 504 1,062 168 446 1,033 170 375 1,008 Underlying EBITDA ex. IFRS 16 and margin (SEK million, proforma) +4% 323 286 408 359 346 301 378 306 335 258 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 End-user Equipment Wholesale Operator Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 EBITDA EBITDA ex. Wholesale EBITDA margin ex. Wholesale Q2 highlights - Total revenue declined by 3%, driven by accelerated decline in end-user service revenue and equipment revenue - Underlying EBITDA excluding IFRS 16 grew by 4%, driven by cost reduction

Sweden overview Total end-user service revenue (SEK millions, proforma) -2% 4,268 4,249 4,272 4,197 4,199 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Underlying EBITDA ex. IFRS 16 and margin (SEK millions, proforma) +3% 1,731 1,947 1,774 1,848 1,782 31% 36% 30% 34% 33% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Underlying EBITDAal - Capex* and cash conversation, rolling 12m (SEK million, proforma) 5,323 5,417 5,348 5,319 5,287 76% 76% 74% 73% 72% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q2 highlights - Total end-user service revenue decreased by 2%, driven by declines in both consumer and business - Underlying EBITDA excluding IFRS 16 increased by 3%, driven by cost reduction, partially offset by end-user service revenue decline and reinvestment into the business - Strong cash conversion of 72% LTM due to low capex spend in between investment cycles *Cash ex. spectrum and leases Cash converstion = (Underlying EBITDAaL - Capex) / Underlying EBITDAaL

INTERNATIONAL

Baltics -- Operational highlights Mobile RGUs (thousands) +1% 3,234 3,276 Q2'18 Q2'19 ASPU development (EUR) +5% 6.4 6.7 Q2'18 Q2'19 Brand campaign Q2 highlights - Mobile RGUs increased by 1% with continued strong growth in Lithuania and Latvia - Estonia saw the highest quarterly net adds since 2012, but volumes were still negative year-on-year - ASPU growth driven by migration of customers to higher ASPU plans in Lithuania and take-up of higher data buckets in Latvia - Estonia grew ASPU year-on-year for the second consecutive quarter Organic Adjusted for local currency and M&A

Baltics -- Financials End-user service revenue (SEK million) +6% 644 654 661 660 704 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Underlying EBITDA ex. IFRS 16 and margin (SEK million) +10% 366 402 374 385 413 33% 35% 31% 34% 35% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Underlying EBITDAaL - Capex* and cash conversion, rolling 12m (SEK million) 1,045 1,080, 1,115 1,165 1,205 78% 77% 76% 77% 77% Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q2 highlights - End-user service revenue increased by 6% driven by Lithuania and Latvia while Estonia remains a drag as decline in volumes offset growth in ASPU - Underlying EBITDA excluding IFRS 16 grew by 10%, driven by revenue growth in Lithuania and Latvia while Estonia continued to decline - Strong cash conversion of 77% LTM due to low capex spend in between investment cycles *Capex ex. spectrum and leases Organic Adjusted for local currency and M&A Cash conversion = (Underlying EBITDAaL -- Capex) / Underlying EBITDAaL

FINANCIAL OVERVIEW

Group results Q2 2019 SEK million Q2 2019 Q2 2018 Revenue 6,794 5,113 Underlying EBITDA 2,502 1,460 Margin (%) 37% 29% Items affecting comparability 1 -271 -129 D&A 2 -1,276 -496 Impairment 3 -452 0 JVs and associated companies 4 -73 0 Operating profit 431 835 Interest income/expenses -121 -84 Other financial items 2 -27 Taxes -204 -166 Net profit, continuing operations 107 559 Net profit, discontinued operations 2,022 -116 Net profit, total operations 2,130 443 Comments 1 Items affecting comparability includes integration cost of SEK 227m for the Com Hem merger 2 D&A includes SEK 298m amortization of surplus value from acquisitions and SEK 296m depreciation of right-of-use assets (leased assets) 3 Goodwill impairment of SEK 452m in Estonia 4 Profit from JVs and associated companies negatively impacted by amortization of surplus values from Tele2's 25% share in T-Mobile Netherlands 5 Net profit from discontinued operations impacted by capital gains of SEK 1,608m from the sale of the operation in Kazakhstan

Group cash flow Q2 2019 SEK million Q2 2019 Q2 2018 Underlying EBITDA, continuing operations 2,502 1,460 Items affecting comp., continuing operations -271 -129 EBITDA continuing operations 2,231 1,332 EBITDA discontinued operations 0 2,134 361 Amortization of lease liabilities -297 -1 Capex paid -720 -675 Changes in working capital -84 -115 Financial items paid / received -178 -117 Income taxes paid 2 -411 -280 Other cash items 3 -1,580 6 Equity free cash flow, total operations 4 1,095 510 Of which continuing operations 995 409 Of which discontinued operations 101 101 Comments 1 EBITDA from discontinued operations includes SEK 141m from Croatia, SEK 395m from Kazakhstan and capital gains of SEK 1,608 from the sale of the operation in Kazakhstan 2 Income taxes paid were elevated due to withholding related to the sale of the assets in Kazakhstan, be repatriated 3 Other cash items includes a reversal of the capital gain in Kazakhstan. The cash proceeds from the sale are reflected in the cash flow from investing activities in the cash flow statement 4 Equity free cash flow more than doubled, driven by the merger with Com Hem and underlying cash flow generation

Synergy update Benefit in quarter Run-rate (Annualized at end of quarter) Target (Run-rate at end of year 3) Opex synergies (SEK million) 100 450 900 Revenue synergies Important first steps taken towards target of SEK 450m in 5 years, including FMC benefits for Boxer customers Drivers - We realized additional synergies with an impact of SEK 100m in the quarter leading to a total of SEK 150m in 1H19 - Run-rate of SEK 450m already reached after six months. Upgrading year-end run-rate target to SEK 600m based on faster than expected headcount reduction - Maintaining 3-year target of SEK 900m - Integration costs of SEK 227m incurred in the quarter, with a total of SEK 592m incurred since the start of the integration

Financial guidance -- adjusted for Croatia End-user service revenue unchanged Underlying EBITDAaL unchanged CAPEX (SEKbn excl. spectrum and leased assets) Mid-term ambition 2019 Low-single digit growth Around 2018 level Mid-single digit growth Mid-single digit growth* 2.8-3.3 2.6-2.9 - FMC cross-sell and monetization of customer satisfaction to drive growth in mid-term - Ramp-up of initiatives in 2019 in a low-growth environment - Growth in the mid-term driven by a combination of revenue growth and cost reduction - Growth in 2019 mainly driven by cost reductions - Mid-point of range reduced by SEK 200m in the mid-term reflecting Croatia move to discontinued operations - Mid-point of range reduced by SEK 300m in 2019 reflecting Croatia move to discontinued operations and slightly delayed start of 5G investment Based on continuing operations in constant currencies *Underlying EBITDA excluding IFRS 16

Leverage at 2.4x Economic net debt to underlying EBITDAaL (SEK billion) 27.8 2.8x 25.1 2.6x 26.2 22.1 2.4x Q4'18 Q1'19 Q2'19 Economic net debt Extraordinary dividend Leverage Comments - Economic net debt to underlying EBITDAal 2.4x at end of June, down from 2.6x at end of March due to cash flow generation and proceeds from sale of Kazakhstan operations - Temporarily below target leverage range of 2.5-3.0x before distribution of proposed extraordinary dividend of SEK 6.00 per share (SEK 4.1bn) - Adjusted for the proposed extraordinary dividend, leverage would have been 2.8x at the end of June Economic net debt = Net debt excluding lease liabilities. Prior to the completion of the Kazakhstan divestment, also liabilities to Kazakhtelecom, liability for earn-out obligation in Kazakhstan and loan guaranteed by Kazakhtelecom are excluded

TO CONCLUDE...

Key priorities moving forward Reignite end-user service revenue growth in Sweden -- B2C: FMC penetration in the customer base -- FMC benefits to be extended to all brands -- Capitalize on positive pricing environment -- B2B: Execute on turnaround Structural cost savings -- Cost synergy target raised to SEK 600m run-rate by year-end 2019 -- Cost synergies of SEK 900m within 3 years -- Investigate further initiatives Build on the momentum in the Baltics Close the sale of Croatia Distribute extraordinary dividend to shareholders

THANK YOU!

Income statement

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Revenue		4,807	4,883	4,835	5,255	4,994	5,113	5,062	6,606	6,743	6,794			19,780	21,775
Cost of services provided and equipment sold		-2,631	-2,630	-2,545	-2,947	-2,780	-2,860	-2,758	-3,967	-3,962	-4,411			-10,754	-12,365
Gross profit		2,175	2,254	2,290	2,307	2,214	2,253	2,304	2,639	2,781	2,383			9,027	9,410
Selling expenses		-834	-895	-834	-923	-843	-864	-761	-1,146	-1,045	-1,171			-3,486	-3,614
Administrative expenses		-505	-531	-483	-616	-466	-471	-568	-724	-676	-691			-2,135	-2,229
Result from shares in joint ventures and associated companies		0	0	0	-1	14	0	0	-5	10	-73			0	9
Other operating income		24	21	38	40	47	48	39	52	75	77			124	186
Other operating expenses		-13	-4	-17	-24	-92	-130	-88	-159	-97	-94			-58	-470
Operating profit		848	845	995	785	874	835	926	656	1,047	431			3,472	3,291
Interest income		2	2	2	3	7	0	4	5	6	8			10	15
Interest expenses		-81	-78	-71	-81	-76	-84	-65	-99	-113	-129			-312	-323
Other financial items		3	-6	0	0	-13	-27	-7	-17	5	2			-2	-64
Profit after financial items		772	762	926	707	792	725	858	545	946	311			3,168	2,919
Income tax		-192	-192	-185	-164	-196	-166	-225	-1,224	-222	-204			-734	-1,811
Net profit, continuing operations		580	570	741	543	595	559	633	-679	723	107			2,434	1,108
Net profit, discontinued operations		-212	-330	-177	-1,495	-246	-116	-105	350	301	2,022			-2,215	-116
Net profit, total operations		368	241	564	-953	349	443	528	-329	1,024	2,130			219	992

Continuing operations
Attributable to:
Equity holders of the parent company		580	570	741	542	595	559	633	-679	723	107			2,434	1,108
Non-controlling interests		0	0	0	0	0	0	0	0	0	0			0	0
Net profit, continuing operations		580	570	741	543	595	559	633	-679	723	107			2,434	1,108
Earnings per share (SEK)		1.15	1.14	1.47	1.08	1.18	1.11	1.26	-1.46	1.05	0.16			4.84	2.09
Earnings per share, after dilution (SEK)		1.15	1.13	1.46	1.07	1.18	1.10	1.25	-1.46	1.05	0.15			4.81	2.07
Total operations
Attributable to:
Equity holders of the parent company		409	260	566	-1,044	343	411	504	-405	968	2,056			191	854
Non-controlling interests		-41	-19	-2	91	6	32	24	76	56	74			28	138
Net profit, total operations		368	241	564	-953	349	443	528	-329	1,024	2,130			219	992
Earnings per share (SEK)		0.81	0.52	1.13	-2.08	0.68	0.82	1,00	-0.89	1.41	2.99			0.38	1,61
Earnings per share, after dilution (SEK)		0.81	0.51	1.12	-2.06	0.68	0.81	0.99	-0.88	1.40	2.98			0.38	1.60

Balance sheet

Total operations	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
SEK million		Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

ASSETS
Goodwill		7,594	7,641	7,565	5,517	5,647	5,683	5,638	30,158	30,198	29,782
Other intangible assets		5,665	5,556	5,363	4,044	4,074	4,075	4,002	19,604	19,421	18,985
Intangible assets		13,259	13,197	12,928	9,561	9,721	9,758	9,640	49,763	49,619	48,767
Tangible assets		14,249	14,113	13,344	8,692	8,710	8,698	8,375	9,192	9,035	8,169
Right-of-use assets		0	0	0	0	0	0	0	0	6,048	5,724
Shares in joint ventures and associated companies		9	9	9	16	14	11	18	13	7,071	7,090
Other financial assets		1,398	1,425	1,291	778	723	928	959	1,015	798	685
Capitalized contract costs		596	597	563	380	347	327	324	374	396	365
Deferred tax assets		1,721	1,697	1,441	1,911	1,927	1,864	1,732	367	453	392
Non-current assets		31,232	31,038	29,576	21,338	21,442	21,586	21,048	60,723	73,420	71,191
Inventories		930	869	837	689	852	797	609	670	827	741
Current receivables		8,471	8,204	7,899	6,726	6,754	6,766	6,742	6,824	6,731	6,154
Current investments		7	3	3	3	3	70	3	2	2	2
Cash and cash equivalents		752	318	1,068	802	441	248	1,212	404	914	3,713
Current assets		10,160	9,394	9,807	8,220	8,050	7,881	8,566	7,901	8,474	10,610
Assets classified as held for sale		0	0	616	10,166	10,464	10,530	10,380	14,020	4,089	2,630

TOTAL ASSETS		41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644	85,983	84,431

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company		19,284	16,968	17,206	17,246	18,187	16,782	17,037	36,334	37,405	37,039
Non-controlling interests		-360	-349	-316	-114	-117	-80	-48	28	86	0
Equity		18,924	16,619	16,890	17,132	18,070	16,701	16,989	36,362	37,491	37,039
Interest-bearing liabilities		10,474	11,572	11,639	11,565	9,736	11,044	11,097	23,238	29,666	29,559
Non-interest-bearing liabilities		891	882	918	998	1,006	988	987	4,204	4,255	4,205
Non-current liabilities		11,365	12,454	12,557	12,563	10,742	12,032	12,084	27,443	33,921	33,765
Interest-bearing liabilities		2,197	2,639	2,026	820	2,431	2,607	2,621	6,763	4,209	2,927
Non-interest-bearing liabilities		8,906	8,720	8,248	7,074	6,622	6,536	6,227	8,088	7,078	8,079
Current liabilities		11,103	11,359	10,274	7,894	9,053	9,143	8,848	14,851	11,287	11,006
Liabilities directly associated with assets classified as held for sale		0	0	278	2,135	2,091	2,120	2,073	3,988	3,284	2,622

TOTAL EQUITY AND LIABILITIES		41,392	40,432	39,999	39,724	39,956	39,997	39,994	82,644	85,983	84,431

Net debt		10,544	12,445	11,338	10,474	10,585	12,205	11,190	28,881	32,570	28,093
Economic net debt		10,266	11,980	10,659	9,753	9,775	11,341	10,205	27,849	25,058	22,051

Cash flow statement

Total operations	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
SEK million		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Operating activities
Net profit		368	241	564	-953	349	443	528	-329	1,024	2,130			219	992
Adjustments for non-cash items in net profit		1,134	1,018	1,188	2,237	1,026	857	1,356	2,052	1,350	67			5,578	5,291
Changes in working capital		-478	415	207	-209	-467	-115	-33	-508	116	-84			-65	-1,123
Cash flow from operating activities		1,024	1,674	1,959	1,075	908	1,186	1,851	1,215	2,490	2,112			5,732	5,160
Investing activities
Additions to intangible and tangible assets		-846	-854	-669	-844	-839	-675	-759	-1,129	-1,671	-720			-3,213	-3,403
Acquisition and sale of shares and participations		0	-8	0	669	1	0	-7	-6,400	2,352	2,343			661	-6,406
Other financial assets, lending		16	4	0	0	0	-66	66	0	0	-5			20	0
Cash flow from investing activities		-830	-858	-669	-175	-838	-742	-700	-7,529	681	1,619			-2,532	-9,809
Financing activities
Proceeds from loans		1,500	3,020	-332	-1,192	66	1,392	-168	16,336	1,756	2,132			2,996	17,627
Repayments of loans		-1,213	-1,631	-194	-4	-518	-28	-15	-10,828	-4,637	-1,729			-3,042	-11,389
Dividends paid		0	-2,629	0	0	0	-2,013	0	0	0	-1,513			-2,629	-2,013
Cash flow from financing activities		287	-1,240	-526	-1,196	-452	-648	-183	5,508	-2,881	-1,110			-2,675	4,225

Net change in cash and cash equivalents		481	-424	764	-296	-382	-204	968	-806	290	2,621			525	-424

Cash and cash equivalents at beginning of period		257	752	318	1,068	802	441	248	1,212	404	914			257	802
Exchange rate differences in cash and cash equivalents		14	-10	-14	30	21	11	-4	-2	220	179			20	26
Cash and cash equivalents at end of the period		752	318	1,068	802	441	248	1,212	404	914	3,713			802	404

CASH FLOW RECONCILIATION

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Underlying EBITDA, continuing operations		1,435	1,390	1,529	1,369	1,433	1,460	1,617	1,875	2,545	2,502			5,723	6,386
Items affecting comparability, continuing operations		-97	-56	-39	-45	-85	-129	-189	-347	-262	-271			-238	-750
EBITDA, continuing operations		1,337	1,334	1,490	1,323	1,348	1,332	1,428	1,527	2,284	2,231			5,485	5,635
EBITDA, discontinued operations		255	195	407	573	238	361	587	617	547	2,134			1,430	1,802
Amortization of lease liabilities		0	0	0	0	0	-1	0	0	-382	-297			0	0
Capex paid		-846	-854	-669	-844	-839	-675	-759	-1,129	-1,671	-720			-3,213	-3,403
Changes in working capital		-476	414	206	-208	-467	-115	-33	-508	116	-84			-65	-1,123
Net financial items paid		-8	-145	1	-134	-88	-117	-56	-342	-130	-178			-286	-603
Taxes paid		-107	-132	-120	-125	-145	-280	-97	-121	-293	-411			-484	-643
Other cash items		23	8	-25	-354	22	6	22	43	-34	-1,580			-348	93
Equity free cash flow		178	820	1,290	231	68	510	1,092	86	437	1,095			2,519	1,757
Equity free cash flow, continuing operations		604	960	1,165	385	441	409	976	171	332	995			3,113	1,998
Equity free cash flow, continuing operations, rolling 12 months					3,113	2,951	2,401	2,211	1,998	1,888	2,474			3,113	1,998

Tele2 Group

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
Continuing operations		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden Consumer		2,077	2,117	2,114	2,324	2,138	2,198	2,191	3,472	3,799	3,859			8,632	9,999
Sweden Business		1,656	1,597	1,511	1,662	1,636	1,575	1,491	1,716	1,672	1,598			6,426	6,417
Lithuania		438	479	510	530	532	603	631	664	613	648			1,958	2,430
Latvia		257	279	305	336	296	325	339	349	322	347			1,177	1,309
Estonia		166	194	185	198	189	196	192	209	182	194			744	787
Germany		160	154	150	148	139	138	135	127	122	116			611	539
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		30	32	36	37	32	42	45	34	0	0			136	152
Internal sales, elimination		-10	-9	-13	-18	-11	-15	-15	-17	-16	-27			-50	-58
Total		4,807	4,883	4,835	5,255	4,994	5,113	5,062	6,606	6,743	6,794			19,780	21,775

END-USER SERVICE REVENUE
Sweden Consumer		1,547	1,563	1,586	1,564	1,536	1,543	1,564	2,578	3,164	3,191			6,260	7,220
Sweden Business		1,073	1,038	988	1,004	995	982	963	1,039	1,034	1,008			4,103	3,979
Lithuania		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Latvia		151	165	177	177	179	194	198	197	199	219			671	768
Estonia		109	112	118	116	108	115	114	114	110	116			455	451
Germany		158	153	149	147	138	137	134	126	121	116			608	536
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		3,330	3,352	3,343	3,338	3,302	3,356	3,367	4,457	5,027	5,079			13,363	14,482

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,431	1,465	1,491	1,472	1,451	1,463	1,489	1,478	1,457	1,481			5,859	5,881
Sweden Business		516	472	447	459	459	463	461	481	475	456			1,894	1,864
Lithuania		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Latvia		151	165	177	177	179	194	198	197	199	219			671	768
Estonia		108	111	117	115	104	110	109	108	105	111			452	431
Germany		87	85	82	83	78	80	77	74	73	72			337	310
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		2,584	2,618	2,639	2,637	2,617	2,695	2,728	2,742	2,707	2,766			10,479	10,783

UNDERLYING EBITDA excluding IFRS 16
Sweden Consumer		790	742	743	692	725	737	811	1,169	1,470	1,447			2,966	3,442
Sweden Business		351	301	375	353	357	305	388	341	378	335			1,380	1,391
Lithuania		147	171	175	158	178	204	232	204	232	244			651	817
Latvia		87	96	119	115	103	121	125	125	116	132			417	474
Estonia		44	45	47	50	36	40	46	45	38	37			186	167
Germany		61	62	66	75	60	67	64	58	56	53			264	248
IoT		-29	-18	-21	-34	-18	-31	-22	-33	-6	10			-101	-104
Other		-17	-8	26	-41	-6	17	-27	-34	-28	-32			-40	-50
Total		1,435	1,390	1,529	1,369	1,433	1,460	1,617	1,875	2,255	2,227			5,723	6,386

UNDERLYING EBITDAaL
Sweden										1,849	1,744
Lithuania										230	244
Latvia										116	132
Estonia										35	35
Germany										56	53
IoT										-6	10
Other										-28	-32
Total										2,252	2,187

									<-- IAS 17	IFRS 16 -->
UNDERLYING EBITDA
Sweden Consumer		790	742	743	692	725	737	811	1,169	1,641	1,603			2,966	3,442
Sweden Business		351	301	375	353	357	305	388	341	465	419			1,380	1,391
Lithuania		147	171	175	158	178	204	232	204	245	259			651	817
Latvia		87	96	119	115	103	121	125	125	124	141			417	474
Estonia		44	45	47	50	36	40	46	45	47	47			186	167
Germany		61	62	66	75	60	67	64	58	56	54			264	248
IoT		-29	-18	-21	-34	-18	-31	-22	-33	-6	10			-101	-104
Other		-17	-8	26	-41	-6	17	-27	-34	-27	-31			-40	-50
Total		1,435	1,390	1,529	1,369	1,433	1,460	1,617	1,875	2,545	2,502			5,723	6,386

									<-- IAS 17	IFRS 16 -->
Reconciling items to reported operating profit
Underlying EBITDA		1,435	1,390	1,529	1,369	1,433	1,460	1,617	1,875	2,545	2,502			5,723	6,386
Items affecting comparability		-97	-56	-39	-45	-85	-129	-189	-347	-262	-271			-238	-750
EBITDA		1,337	1,334	1,490	1,323	1,348	1,332	1,428	1,527	2,284	2,231			5,485	5,635
Depreciation/amortization		-490	-490	-496	-538	-488	-496	-501	-867	-1,246	-1,276			-2,013	-2,352
- of which amortization of surplus from acquisitions		-36	-39	-38	-38	-36	-39	-40	-199	-298	-298			-151	-314
- of which depreciation of right-of-use assets		0	0	0	0	0	0	0	0	-274	-296			0	0
- of which depreciation/amortization other		-453	-451	-458	-500	-452	-457	-461	-668	-674	-682			-1,861	-2,038
Impairment		0	0	0	0	0	0	0	0	0	-452			0	0
Result from shares in joint ventures and associated companies		0	0	0	-1	14	0	0	-5	10	-73			0	9
Operating profit		848	845	995	785	874	835	926	656	1,047	431			3,472	3,291

CAPEX
Sweden		118	196	164	265	192	213	237	1,297	784	857			743	1,938
Lithuania		29	23	25	36	22	38	43	41	29	38			114	144
Latvia		17	21	19	27	24	21	24	44	101	60			83	113
Estonia		14	21	22	27	18	23	26	21	29	28			83	87
Germany		0	0	-1	1	0	0	0	0	0	0			0	0
IoT		3	7	8	12	7	8	4	10	6	4			30	29
Other		64	54	61	111	101	136	49	111	0	0			291	397
Total		245	321	299	479	361	438	383	1,525	947	987			1,343	2,707

of which
Network		106	158	142	285	163	185	180	391	258	283			691	919
IT		96	108	106	144	150	192	149	295	194	184			454	787
Customer equipment, CPE		32	35	27	37	36	45	30	64	126	18			131	175
Other		9	20	24	13	12	16	23	54	50	65			66	105
Capex excluding spectrum and leases		244	321	299	479	361	438	382	804	626	549			1,342	1,985
Spectrum		1	0	0	0	0	0	1	721	67	1			1	723
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	254	437			0	0
Total		245	321	299	479	361	438	383	1,525	947	987			1,343	2,707

CAPEX SPECTRUM
Sweden		0	0	0	0	0	0	0	721	0	0			0	721
Lithuania		0	0	0	0	0	0	0	0	0	0			0	0
Latvia		0	0	0	0	0	0	1	0	67	1			0	1
Estonia		1	0	0	0	0	0	0	0	0	0			1	0
Germany		0	0	0	0	0	0	0	0	0	0			0	0
IoT		0	0	0	0	0	0	0	0	0	0			0	0
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		1	0	0	0	0	0	1	721	67	1			1	723

CAPEX RIGHT-OF-USE ASSETS (LEASES)
Sweden		0	0	0	0	0	0	0	0	239	398			0	0
Lithuania		0	0	0	0	0	0	0	0	3	7			0	0
Latvia		0	0	0	0	0	0	0	0	3	22			0	0
Estonia		0	0	0	0	0	0	0	0	9	10			0	0
Germany		0	0	0	0	0	0	0	0	0	0			0	0
IoT		0	0	0	0	0	0	0	0	0	0			0	0
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		0	0	0	0	0	0	0	0	254	437			0	0

Tele2 Group, Pro forma*
* including pro forma for Com Hem (pre acquisition)
SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
Continuing operations		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Sweden Consumer		3,760	3,840	3,828	4,059	3,856	3,944	3,902	4,129	3,799	3,859			15,488	15,831
Sweden Business		1,729	1,668	1,576	1,732	1,702	1,643	1,557	1,740	1,672	1,598			6,705	6,642
Lithuania		438	479	510	530	532	603	631	664	613	648			1,958	2,430
Latvia		257	279	305	336	296	325	339	349	322	347			1,177	1,309
Estonia		166	194	185	198	189	196	192	209	182	194			744	787
Germany		160	154	150	148	139	138	135	127	122	116			611	539
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		30	32	36	37	32	42	45	34	0	0			136	152
Internal sales, elimination		-10	-9	-13	-18	-11	-15	-15	-17	-16	-27			-50	-58
Total		6,564	6,678	6,616	7,060	6,778	6,928	6,838	7,287	6,743	6,794			26,916	27,832

END-USER SERVICE REVENUE
Sweden Consumer		3,187	3,223	3,243	3,225	3,191	3,221	3,223	3,211	3,164	3,191			12,878	12,846
Sweden Business		1,143	1,106	1,051	1,071	1,058	1,047	1,026	1,062	1,034	1,008			4,371	4,193
Lithuania		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Latvia		151	165	177	177	179	194	198	197	199	219			671	768
Estonia		109	112	118	116	108	115	114	114	110	116			455	451
Germany		158	153	149	147	138	137	134	126	121	116			608	536
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		5,039	5,081	5,063	5,066	5,020	5,101	5,090	5,113	5,027	5,079			20,249	20,323

END-USER SERVICE REVENUE, MOBILE
Sweden Consumer		1,431	1,465	1,491	1,472	1,451	1,463	1,489	1,478	1,457	1,481			5,859	5,881
Sweden Business		526	481	457	468	472	475	473	486	475	456			1,932	1,905
Lithuania		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Latvia		151	165	177	177	179	194	198	197	199	219			671	768
Estonia		108	111	117	115	104	110	109	108	105	111			452	431
Germany		87	85	82	83	78	80	77	74	73	72			337	310
IoT		32	39	38	37	43	51	52	53	48	60			147	200
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		2,594	2,628	2,649	2,646	2,630	2,707	2,740	2,746	2,707	2,766			10,516	10,824

UNDERLYING EBITDA excluding IFRS 16
Sweden Consumer		1,448	1,410	1,449	1,330	1,389	1,408	1,538	1,428	1,470	1,447			5,637	5,764
Sweden Business		352	305	394	383	373	323	408	346	378	335			1,434	1,451
Lithuania		147	171	175	158	178	204	232	204	232	244			651	817
Latvia		87	96	119	115	103	121	125	125	116	132			417	474
Estonia		44	45	47	50	36	40	46	45	38	37			186	167
Germany		61	62	66	75	60	67	64	58	56	53			264	248
IoT		-29	-18	-21	-34	-18	-31	-22	-33	-6	10			-101	-104
Other		-17	-8	26	-41	-6	17	-27	-34	-28	-32			-40	-50
Total		2,095	2,062	2,255	2,036	2,114	2,150	2,364	2,139	2,255	2,227			8,448	8,768

UNDERLYING EBITDAaL
Sweden										1,849	1,744
Lithuania										230	244
Latvia										116	132
Estonia										35	35
Germany										56	53
IoT										-6	10
Other										-28	-32
Total										2,252	2,187

									<-- IAS 17	IFRS 16 -->
UNDERLYING EBITDA
Sweden Consumer		1,448	1,410	1,449	1,330	1,389	1,408	1,538	1,428	1,641	1,603			5,637	5,764
Sweden Business		352	305	394	383	373	323	408	346	465	419			1,434	1,451
Lithuania		147	171	175	158	178	204	232	204	245	259			651	817
Latvia		87	96	119	115	103	121	125	125	124	141			417	474
Estonia		44	45	47	50	36	40	46	45	47	47			186	167
Germany		61	62	66	75	60	67	64	58	56	54			264	248
IoT		-29	-18	-21	-34	-18	-31	-22	-33	-6	10			-101	-104
Other		-17	-8	26	-41	-6	17	-27	-34	-27	-31			-40	-50
Total		2,095	2,062	2,255	2,036	2,114	2,150	2,364	2,139	2,545	2,502			8,448	8,768

CAPEX
Sweden		331	446	362	522	429	413	372	1,373	784	857			1,661	2,588
Lithuania		29	23	25	36	22	38	43	41	29	38			114	144
Latvia		17	21	19	27	24	21	24	44	101	60			83	113
Estonia		14	21	22	27	18	23	26	21	29	28			83	87
Germany		0	0	-1	1	0	0	0	0	0	0			0	0
IoT		3	7	8	12	7	8	4	10	6	4			30	29
Other		64	54	61	111	101	136	49	111	0	0			291	397
Total		457	572	497	736	598	637	519	1,602	947	987			2,262	3,356

of which
Network		197	272	229	430	259	270	243	423	258	283			1,127	1,195
IT		144	163	148	209	200	237	182	312	194	184			664	932
Customer equipment, CPE		96	104	88	74	121	106	69	84	126	18			362	381
Other		20	33	32	24	19	25	23	61	50	65			107	128
Capex excluding spectrum and leases		456	572	497	736	598	637	517	881	626	549			2,261	2,634
Spectrum		1	0	0	0	0	0	1	721	67	1			1	723
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	254	437			0	0
Total		457	572	497	736	598	637	519	1,602	947	987			2,262	3,356

CAPEX SPECTRUM
Sweden		0	0	0	0	0	0	0	721	0	0			0	721
Lithuania		0	0	0	0	0	0	0	0	0	0			0	0
Latvia		0	0	0	0	0	0	1	0	67	1			0	1
Estonia		1	0	0	0	0	0	0	0	0	0			1	0
Germany		0	0	0	0	0	0	0	0	0	0			0	0
IoT		0	0	0	0	0	0	0	0	0	0			0	0
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		1	0	0	0	0	0	1	721	67	1			1	723

CAPEX RIGHT-OF-USE ASSETS (LEASES)
Sweden		0	0	0	0	0	0	0	0	239	398			0	0
Lithuania		0	0	0	0	0	0	0	0	3	7			0	0
Latvia		0	0	0	0	0	0	0	0	3	22			0	0
Estonia		0	0	0	0	0	0	0	0	9	10			0	0
Germany		0	0	0	0	0	0	0	0	0	0			0	0
IoT		0	0	0	0	0	0	0	0	0	0			0	0
Other		0	0	0	0	0	0	0	0	0	0			0	0
Total		0	0	0	0	0	0	0	0	254	437			0	0

Sweden

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,431	1,465	1,491	1,472	1,451	1,463	1,489	1,478	1,457	1,481			5,859	5,881
Postpaid		1,103	1,119	1,154	1,148	1,152	1,168	1,189	1,189	1,178	1,190			4,523	4,698
Prepaid		328	346	337	325	299	295	300	289	278	290			1,335	1,183
Fixed		117	98	95	91	84	80	75	991	1,530	1,533			401	1,230
Fixed broadband		0	0	0	0	0	0	0	381	618	627			0	381
Digital TV		0	0	0	0	0	0	0	512	807	808			0	512
Cable & Fiber		0	0	0	0	0	0	0	295	466	464			0	295
DTT		0	0	0	0	0	0	0	217	341	344			0	217
Fixed telephony & DSL		117	98	95	91	84	80	75	99	106	98			401	337
Landlord & Other		0	0	0	0	0	0	0	108	177	178			0	108
End-user service revenue		1,547	1,563	1,586	1,564	1,536	1,543	1,564	2,578	3,164	3,191			6,260	7,220
Operator revenue		157	163	152	152	149	163	150	182	190	220			624	643
Equipment revenue		373	390	375	609	453	492	478	713	445	448			1,748	2,136
Internal sales		0	0	0	0	0	0	0	0	0	0			0	0
Consumer		2,077	2,117	2,114	2,324	2,138	2,198	2,191	3,472	3,799	3,859			8,632	9,999

Business
Mobile		516	472	447	459	459	463	461	481	475	456			1,894	1,864
Fixed		304	308	292	283	277	259	260	278	295	276			1,188	1,075
Solutions		253	258	249	262	258	260	242	279	264	276			1,021	1,040
End-user service revenue		1,073	1,038	988	1,004	995	982	963	1,039	1,033	1,008			4,103	3,979
Operator revenue, excluding Wholesale		30	30	34	30	31	35	26	36	24	35			123	127
Equipment revenue		393	363	311	475	464	418	348	503	446	375			1,542	1,734
Wholesale revenue		160	166	177	152	145	139	152	137	168	170			655	574
Internal sales		0	0	1	1	1	1	1	1	1	10			3	4
Business		1,656	1,597	1,511	1,662	1,636	1,575	1,491	1,716	1,672	1,598			6,426	6,417

Total		3,733	3,714	3,624	3,986	3,774	3,772	3,682	5,188	5,471	5,457			15,058	16,416

UNDERLYING EBITDA excluding IFRS 16
Consumer		790	742	743	692	725	737	811	1,169	1,470	1,447			2,966	3,442
Business		351	301	375	353	357	305	388	341	378	335			1,380	1,391
of which Wholesale		26	39	63	75	68	37	53	48	72	77			203	206
Total		1,141	1,043	1,117	1,045	1,082	1,042	1,200	1,510	1,848	1,782			4,347	4,832

									<-- IAS 17	IFRS 16 -->
UNDERLYING EBITDA
Consumer		790	742	743	692	725	737	811	1,169	1,641	1,603			2,966	3,442
Business		351	301	375	353	357	305	388	341	465	419			1,380	1,391
of which Wholesale		26	39	63	75	68	37	53	48	93	97			203	206
Total		1,141	1,043	1,117	1,045	1,082	1,042	1,200	1,510	2,106	2,022			4,347	4,832

Lease depreciation and lease interest										-257	-278
Underlying EBITDAaL										1,849	1,744

CAPEX
Network		37	82	72	176	86	87	93	259	202	237			366	525
IT		49	66	50	49	61	74	100	210	177	160			213	445
Customer equipment, CPE		32	35	27	34	36	45	30	63	126	16			129	174
Other		1	13	14	6	8	7	13	43	40	44			34	72
Capex excluding spectrum and leases		118	196	164	265	192	213	237	575	545	458			743	1,217
Spectrum		0	0	0	0	0	0	0	721	0	0			0	721
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	239	398			0	0
Total		118	196	164	265	192	213	237	1,297	784	857			743	1,938

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

OPERATING DATA
Consumer - Addressable fixed footprint
Households		0	0	0	0	0	0	0	3,114	3,178	3,249

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,968	2,979	2,947	2,927	2,958
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817	1,822	1,841
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,131	1,105	1,117
Fixed		152	143	135	127	113	108	100	2,209	2,201	2,191
Fixed broadband		0	0	0	0	0	0	0	827	839	852
Digital TV		0	0	0	0	0	0	0	1,057	1,048	1,041
Cable & Fiber		0	0	0	0	0	0	0	658	661	663
DTT		0	0	0	0	0	0	0	399	387	378
Fixed telephony & DSL		152	143	135	127	113	108	100	325	313	298
Consumer		3,196	3,206	3,207	3,153	3,089	3,075	3,079	5,157	5,128	5,149

Business RGUs
Mobile		807	799	801	808	844	856	869	889	896	913

Sweden, Pro forma*
* including pro forma for Com Hem (pre acquisition)
SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

REVENUE
Consumer
Mobile		1,431	1,465	1,491	1,472	1,451	1,463	1,489	1,478	1,457	1,481			5,859	5,881
Postpaid		1,103	1,119	1,154	1,148	1,152	1,168	1,189	1,189	1,178	1,190			4,523	4,698
Prepaid		328	346	337	325	299	295	300	289	278	290			1,335	1,183
Fixed		1,560	1,566	1,562	1,560	1,555	1,575	1,557	1,556	1,530	1,533			6,248	6,243
Fixed broadband		500	530	543	556	571	595	601	613	618	627			2,129	2,380
Digital TV		890	887	876	866	856	856	840	827	807	808			3,520	3,379
Cable & Fiber		466	475	472	472	472	479	475	474	466	464			1,886	1,901
DTT		424	413	404	393	384	377	365	353	341	344			1,634	1,479
Fixed telephony & DSL		170	148	142	139	128	124	117	116	106	98			600	485
Landlord & Other		196	193	190	192	184	184	177	177	177	178			771	721
End-user service revenue		3,187	3,223	3,243	3,225	3,191	3,221	3,223	3,211	3,164	3,191			12,878	12,846
Operator revenue		188	199	187	189	188	203	191	198	190	220			763	779
Equipment revenue		386	418	399	645	478	520	488	720	445	448			1,848	2,206
Internal sales		0	0	0	0	0	0	0	0	0	0			0	0
Consumer		3,760	3,840	3,828	4,059	3,856	3,944	3,902	4,129	3,799	3,859			15,488	15,831

Business
Mobile		526	481	457	468	472	475	473	486	475	456			1,932	1,905
Fixed		359	360	341	335	325	309	307	296	295	276			1,395	1,237
Solutions		257	265	254	269	261	264	246	280	264	276			1,045	1,051
End-user service revenue		1,143	1,106	1,051	1,071	1,058	1,047	1,026	1,062	1,033	1,008			4,371	4,193
Operator revenue, excluding Wholesale		30	30	34	30	31	35	26	36	24	35			123	127
Equipment revenue		397	366	313	477	467	421	352	504	446	375			1,553	1,744
Wholesale revenue		160	166	177	152	145	139	152	137	168	170			655	574
Internal sales		0	0	1	1	1	1	1	1	1	10			3	4
Business		1,729	1,668	1,576	1,732	1,702	1,643	1,557	1,740	1,672	1,598			6,705	6,642

Total		5,490	5,508	5,405	5,791	5,558	5,587	5,459	5,869	5,471	5,457			22,194	22,473

UNDERLYING EBITDA excluding IFRS 16
Consumer		1,448	1,410	1,449	1,330	1,389	1,408	1,538	1,428	1,470	1,447			5,637	5,764
Business		352	305	394	383	373	323	408	346	378	335			1,434	1,451
of which Wholesale		13	30	66	95	66	37	50	44	72	77			203	197
Total		1,801	1,715	1,843	1,712	1,762	1,731	1,947	1,774	1,848	1,782			7,071	7,214

									<-- IAS 17	IFRS 16 -->
UNDERLYING EBITDA
Consumer		1,448	1,410	1,449	1,330	1,389	1,408	1,538	1,428	1,641	1,603			5,637	5,764
Business		352	305	394	383	373	323	408	346	465	419			1,434	1,451
of which Wholesale		13	30	66	95	66	37	50	44	93	97			203	197
Total		1,801	1,715	1,843	1,712	1,762	1,731	1,947	1,774	2,106	2,022			7,071	7,214

Lease depreciation and lease interest										-257	-278
Underlying EBITDAaL										1,849	1,744

CAPEX
Network		127	195	159	321	182	172	156	292	202	237			802	801
IT		96	121	93	113	111	118	133	227	177	160			423	590
Customer equipment, CPE		96	104	89	72	121	106	69	84	126	16			361	380
Other		12	26	21	16	15	16	14	50	40	44			75	95
Capex excluding spectrum and leases		331	446	362	522	429	413	372	652	545	458			1,661	1,866
Spectrum		0	0	0	0	0	0	0	721	0	0			0	721
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	239	398			0	0
Total		331	446	362	522	429	413	372	1,373	784	857			1,661	2,588

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

OPERATING DATA
Consumer - Addressable fixed footprint
Households		2,324	2,594	2,686	2,831	2,871	2,948	2,991	3,114	3,178	3,249

Consumer RGUs
Mobile		3,044	3,062	3,072	3,026	2,976	2,968	2,979	2,947	2,927	2,958
Postpaid		1,760	1,763	1,788	1,803	1,796	1,794	1,804	1,817	1,822	1,841
Prepaid		1,284	1,299	1,284	1,223	1,180	1,173	1,175	1,131	1,105	1,117
Fixed		2,284	2,279	2,279	2,278	2,257	2,243	2,231	2,209	2,201	2,191
Fixed broadband		727	743	759	778	790	801	814	827	839	852
Digital TV		1,120	1,112	1,107	1,098	1,086	1,074	1,066	1,057	1,048	1,041
Cable & Fiber		644	645	651	655	653	654	655	658	661	663
DTT		476	467	456	443	432	420	411	399	387	378
Fixed telephony & DSL		436	424	412	402	381	368	351	325	313	298
Consumer		5,328	5,341	5,351	5,303	5,232	5,211	5,210	5,157	5,128	5,149

Business RGUs
Mobile		821	813	815	821	855	867	881	889	896	913

Lithuania

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Fixed		0	0	0	0	0	0	0	0	0	0			0	0
End-user service revenue		259	281	287	293	302	335	342	351	351	368			1,120	1,329
Operator revenue		51	56	59	57	56	63	70	60	60	63			223	249
Equipment revenue		123	138	160	175	170	198	211	243	192	206			595	822
Internal sales		5	4	5	6	5	7	8	10	9	11			20	31
Total revenue		438	479	510	530	532	603	631	664	613	648			1,958	2,430

Underlying EBITDA excluding IFRS 16		147	171	175	158	178	204	232	204	232	244			651	817

									<-- IAS 17	IFRS 16 -->
Underlying EBITDA		147	171	175	158	178	204	232	204	245	259			651	817
Lease depreciation and lease interest										-15	-15
Underlying EBITDAaL										230	244

Capex excluding spectrum and leases		29	23	25	36	22	38	43	41	26	30			114	144
Spectrum		0	0	0	0	0	0	0	0	0	0			0	0
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	3	7			0	0
Capex		29	23	25	36	22	38	43	41	29	38			114	144

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Mobile RGUs		1,767	1,775	1,795	1,791	1,808	1,833	1,869	1,861	1,857	1,875

Latvia

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		151	165	177	177	179	194	198	197	199	219			671	768
Fixed		0	0	0	0	0	0	0	0	0	0			0	0
End-user service revenue		151	165	177	177	179	194	198	197	199	219			671	768
Operator revenue		49	53	56	55	47	51	53	51	47	47			213	202
Equipment revenue		53	57	66	95	66	75	83	97	72	75			271	321
Internal sales		4	4	5	9	4	5	4	5	4	5			22	17
Total revenue		257	279	305	336	296	325	339	349	322	347			1,177	1,309

Underlying EBITDA excluding IFRS 16		87	96	119	115	103	121	125	125	116	132			417	474

									<-- IAS 17	IFRS 16 -->
Underlying EBITDA		87	96	119	115	103	121	125	125	124	141			417	474
Lease depreciation and lease interest										-9	-10
Underlying EBITDAaL										116	132

Capex excluding spectrum and leases		17	21	19	27	24	21	23	44	31	38			83	112
Spectrum		0	0	0	0	0	0	1	0	67	1			0	1
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	3	22			0	0
Capex		17	21	19	27	24	21	24	44	101	60			83	113

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Mobile RGUs		942	954	968	952	942	942	964	951	946	961

Estonia

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		108	111	117	115	104	110	109	108	105	111			452	431
Fixed		1	1	1	1	4	5	5	6	5	5			3	20
End-user service revenue		109	112	118	116	108	115	114	114	110	116			455	451
Operator revenue		29	31	32	30	30	36	34	32	31	34			122	133
Equipment revenue		28	50	34	50	50	43	43	61	40	42			162	197
Internal sales		1	1	1	2	1	2	1	1	1	2			5	6
Total revenue		166	194	185	198	189	196	192	209	182	194			744	787

Underlying EBITDA excluding IFRS 16		44	45	47	50	36	40	46	45	38	37			186	167

									<-- IAS 17	IFRS 16 -->
Underlying EBITDA		44	45	47	50	36	40	46	45	47	47			186	167
Lease depreciation and lease interest										-12	-12
Underlying EBITDAaL										35	35

Capex excluding spectrum and leases		13	21	22	27	18	23	26	21	20	18			82	87
Spectrum		1	0	0	0	0	0	0	0	0	0			1	0
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	9	10			0	0
Capex		14	21	22	27	18	23	26	21	29	28			83	87

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Mobile RGUs		474	474	468	464	459	459	450	437	431	439

Germany

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		87	85	82	83	78	80	77	74	73	72			337	310
Fixed		72	68	67	64	60	57	57	52	49	44			271	226
End-user service revenue		158	153	149	147	138	137	134	126	121	116			608	536
Operator revenue		0	0	0	0	0	0	0	0	0	0			1	1
Equipment revenue		1	1	1	1	1	1	1	1	1	0			3	2
Internal sales		0	0	0	0	0	0	0	0	0	0			0	0
Total revenue		160	154	150	148	139	138	135	127	122	116			611	539

Underlying EBITDA excluding IFRS 16		61	62	66	75	60	67	64	58	56	53			264	248

									<-- IAS 17	IFRS 16 -->
Underlying EBITDA		61	62	66	75	60	67	64	58	56	54			264	248
Lease depreciation and lease interest										0	0
Underlying EBITDAaL										56	53

Capex excluding spectrum and leases		0	0	-1	1	0	0	0	0	0	0			0	0
Spectrum		0	0	0	0	0	0	0	0	0	0			0	0
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	0	0			0	0
Capex		0	0	-1	1	0	0	0	0	0	0			0	0

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Mobile RGUs		160	153	147	142	138	134	130	127	123	119

Croatia		discontinued operation

SEK million	Comments	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019	2017	2018	2019
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Full-year	Full-year	Full-year

Mobile		206	224	240	233	259	272	294	285	286	309			903	1,111
Fixed		0	0	0	0	0	0	0	0	0	0			0	0
End-user service revenue		206	224	240	233	259	272	294	285	286	309			903	1,111
Operator revenue		46	59	90	50	44	61	106	59	49	69			245	269
Equipment revenue		105	125	131	177	128	115	135	172	138	137			539	550
Internal sales		2	2	3	1	2	2	2	2	1	4			7	8
Total revenue		359	411	463	462	432	450	536	518	475	519			1,695	1,937

Underlying EBITDA excluding IFRS 16		19	33	78	27	29	63	107	51	85	111			158	249

									<-- IAS 17	IFRS 16 -->
Underlying EBITDA		19	33	78	27	29	63	107	51	114	141			158	249
Lease depreciation and lease interest										-30	-32
Underlying EBITDAaL										84	108

Capex excluding spectrum and leases		7	24	22	36	10	36	22	55	14	37			89	123
Spectrum		0	0	0	0	0	0	0	0	65	1			0	0
Right-of-use assets (leases)		0	0	0	0	0	0	0	0	4	43			0	0
Capex		7	24	22	36	10	36	22	55	82	80			89	123

		2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
in thousand	Comments	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Mobile RGUs		788	822	884	840	844	885	945	897	894	948

NOTICE TO ATTEND THE EXTRAORDINARY GENERAL MEETING

The shareholders of Tele2 AB (publ), reg. no. 556410-8917, with its registered office in
Stockholm, Sweden, are hereby invited to the Extraordinary General Meeting on Thursday 22 August 2019 at 1.00 p.m. CEST at Tele2’s premises on
Torshamnsgatan 17 in Kista, Stockholm.

NOTICE ETC.

Shareholders who wish to attend the Extraordinary General Meeting shall

•	be entered in the share register maintained by Euroclear Sweden on Friday 16 August 2019, and

•
give notice of their intention to attend no later than Friday 16 August 2019.  Notice to attend is to be made on the company’s website at www.tele2.com, under the heading “Extraordinary General Meeting 2019”, found under the section “Governance”, by telephone to +46 (0)8 42 00 34 32 or by mail to Computershare AB “EGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders shall in their notice to attend state name, personal identification number or company registration number, address, phone number and number of advisors, if applicable.  Shareholders whose shares are registered in the names of nominees must re-register such shares in their own name in order to be entitled to attend the Extraordinary General Meeting.  In order for such re-registration, which can be temporary, to be completed on Friday 16 August 2019 the shareholder must inform their nominees well before that day.  Shareholders attending by a proxy or a representative should send documents of authorization to the mail address above well before the Extraordinary General Meeting.  A template proxy form is available on the company’s website www.tele2.com under the heading “Extraordinary General Meeting 2019”, found under the section “Governance”.  Shareholders cannot vote or, in other way, attend the Extraordinary General Meeting by remote access.

PROPOSED AGENDA

1.	Opening of the Extraordinary General Meeting.
2.	Election of Chairman of the Extraordinary General Meeting.
3.	Preparation and approval of the voting list.
4.	Approval of the agenda.
5.	Election of one or two persons to check and verify the minutes.
6.	Determination of whether the Extraordinary General Meeting has been duly convened.
7.	Resolution on extraordinary dividend.
8.	Closing of the Extraordinary General Meeting.

RESOLUTIONS PROPOSED BY THE BOARD

Dividend (item 7)

Following the sale of the company’s equity share in the joint venture between Tele2 and Kazakhtelecom, and the repayment of Tele2’s shareholder loan to the joint venture, and as a consequence of the proceeds received in conjunction with the merger involving Tele2’s operations in the Netherlands, the financial position of the company has been strengthened and the Board therefore proposes, in accordance with the company’s shareholder remuneration framework, that an extraordinary dividend of SEK 6 (six) per share shall be paid.  The record date for the dividend payment shall be on 26 August 2019.  If the Extraordinary General Meeting resolves in accordance with the proposal, it is estimated that Euroclear Sweden will execute the payments on 29 August 2019.

The extraordinary dividend proposed by the Board will not affect the payment of the ordinary dividend resolved by the AGM on 6 May 2019, and for which the record date for the second installment is set to 2 October 2019.

The Board’s proposed dividend corresponds to a total amount of SEK 4,126,280,856, based on 687,713,476 outstanding shares as of July 17, 2019 (which excludes 2,628,121 shares held by Tele2).

As of 31 December 2018, Tele2’s non-restricted equity amounted to approximately SEK 28,874 million.  The Annual General Meeting on 6 May 2019 resolved to pay a cash dividend of SEK 4.40 per share, to be paid in two equal instalments.  The first instalment was paid on May 13, 2019 and amounted to  SEK 1,512,887,706 in total, and the second instalment is expected to be paid on October 7, 2019 and amount to SEK 1,512,969,647.2 in total, based on 687,713,476 outstanding shares as of July 17, 2019 (which excludes 2,628,121 shares held by Tele2).  The total dividend resolved by the Annual General Meeting is thus expected to amount to SEK 3,025,857,353.2 which reduce the available non-restricted equity by the same amount.  Hence, the available amount for distribution in accordance with Chapter 17, Section 3, Paragraph 1 of the Swedish Companies Act, amounts to approximately SEK 25,848 million.  Following the Extraordinary General Meeting’s resolution regarding the distribution, the available amount in accordance with Chapter 17, Section 3, Paragraph 1 of the Swedish Companies Act is expected to be reduced by SEK 4,126,280,856 to approximately SEK 21,722 million.

MISCELLANEOUS

Shares and votes

There are a total number of 690,341,597 shares in Tele2, whereof 22,606,922 Class A shares, 665,835,675 Class B shares and 1,899,000 Class C shares, corresponding to a total of 893,803,895 votes.  As at the date on which this notice is disclosed Tele2 holds 729 121 of its own Class B shares and 1,899,000 of its own Class C shares corresponding to 2,628,121 votes which cannot be represented at the Extraordinary General Meeting.

Authorization

The Board, or the person that the Board will appoint, shall be authorized to make the minor adjustments in the Extraordinary General Meeting’s resolutions as may be required in connection with registration at the Swedish Companies Registration Office and Euroclear Sweden.

Documentation

The reasoned statement of the Board pursuant to Chapter 18 Section 4, and the Board’s report and the Auditor’s statement pursuant to Chapter 18 Section 6, of the Swedish Companies Act (2005:551) are available at the company’s website www.tele2.com under the heading “Extraordinary General Meeting 2019”, found under the section “Governance”.  The annual report, including audit report, is available at the company’s website www.tele2.com under the heading “Reports and presentations”, found under the section “Investors”.  All documentation are also available at the company’s premises at Torshamnsgatan 17 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

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The documentation can be ordered by telephone at +46 (0)8 42 00 34 32 or at the address Computershare AB “EGM Tele2”, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders’ right to request information

The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, provide information regarding circumstances that may affect the assessment of an item on the agenda and the company’s relation to other companies within the group.

Processing of personal data

For information on how your personal data is processed, see Tele2’s Privacy notice for General Meetings of Shareholders at www.tele2.com under the heading “Shareholders’ personal data”, found under the heading “The share” under the section “Investors”.

Stockholm, July 2019
TELE2 AB (PUBL)
THE BOARD

Other information

Schedule for the Extraordinary General Meeting:
The doors open for shareholders at 12.00 p.m. CEST.
The Annual General Meeting commences at 1.00 p.m. CEST.

Interpretation

The Extraordinary General Meeting will be held in Swedish.  As a service to the shareholders, simultaneous interpretation from Swedish to English will be provided.  This service may be requested when attendance to the Extraordinary General Meeting is notified.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Tele2 AB (publ), has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2019		Tele2 AB (publ)

	By:	/s/ Stefan Backman
		Name:	Stefan Backman
		Title:	General Counsel

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